Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 82 for details.

Quarterly Report
to Shareholders

Scotiabank reports first quarter results

TORONTO, February

27, 2024 –
The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported first quarter net income of $2,199 million compared to $1,758 million in the same period last year. Diluted earnings per share (EPS) were $1.68, compared to $1.35 in the same period a year ago.

Adjusted net income
(1)
for the first quarter was $2,212 million and diluted EPS was $1.69, down from $1.84 last year. Adjusted return on equity was 11.9% compared to 13.4% a year ago.

“The Bank delivered solid earnings this quarter driven by strong revenue growth, margin expansion and expense discipline. I am encouraged by the early progress against our strategic priorities, and the further strengthening of our balance sheet metrics,” said Scott Thomson, President and CEO of Scotiabank.

Canadian Banking delivered adjusted earnings
(1)
of $1,096 million this quarter as solid revenue growth from margin expansion, continued deposit growth and expense management were partly offset by higher provision for credit losses.

International Banking generated adjusted earnings
(1)
of $774 million. The 32% quarter-over-quarter earnings growth was driven by double-digit revenue growth, partly offset by higher provision for credit losses and expenses.

Global Wealth Management adjusted earnings
(1)
were $377 million. Higher mutual fund fees and lower expenses contributed to 13% earnings growth compared to the prior quarter.

Global Banking and Markets reported earnings of $439 million, up 6% compared to the prior quarter. Results were supported by lower provision for credit losses and revenue growth, partly offset by higher expenses.

The Bank reported an increased Common Equity Tier 1 (CET1) capital ratio
(2)
of 12.9%, up from 11.5% last year.

“We are making positive progress towards our goal of delivering sustainable, long-term value for our shareholders. With the release of our new strategy at our Investor Day in December, our team of Scotiabankers globally are energized and focused on executing our strategic priorities,” continued Mr. Thomson.

(1)
    Refer to
Non-GAAP
Measures section starting on page 5.
(2)
    The Q1 2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The Q1 2023 regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q1 2024		2023 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			16
	2	The Bank’s risk to terminology, measures and key parameters.			75-79
	3	Top and emerging risks, and the changes during the reporting period.			81-82, 86-93
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	45-48		56-59, 101-104, 117-119
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			73-75
	6	Description of risk culture and procedures applied to support the culture.			75-79
	7	Description of key risks from the Bank’s business model.			80
	8	Stress testing use within the Bank’s risk governance and capital management.			76-77
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	45-47	4-5	56-59	210
	10	a) Regulatory capital components.	45-46, 72	22-24	60
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		19-20
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	45-46	91	61-62
	12	Discussion of targeted level of capital, and the plans on how to establish this.			56-59
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		7, 37-40, 44-61, 70-75, 79, 94, 100	64-68, 80, 127	179, 233
	14	Analysis of the capital requirements for each Basel asset class.		17-18, 37-62, 68-75, 79, 84-87	64-68	179, 227-233
	15	Tabulate credit risk in the Banking Book.	75-76	17-18, 37-62, 84-87	64-68	228
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		63, 78, 93	64-68
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		98	65-67
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	36-39		98-104
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	36-39		101
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	43-44		105-107
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	41-42		104-105
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	35-36		97-98
	23	Discussion of significant trading and non-trading market risk factors.	77		93-98	232-233
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	34, 77		93-98	232-233
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			93-98	233
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		7, 37-40, 44-61, 70-75	86-93, 121-127	189-190, 229-231
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				158-160, 190
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	63	34-35	89, 121-122, 124-125	190
	29	Analysis of counterparty credit risk that arises from derivative transactions.	47, 75-76	99	84-85	177-180
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	75-76		84-85, 90
Other risks	31	Quantified measures of the management of operational risk.			68, 108
	32	Discussion of publicly known risk items.	47		72

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended January 31, 2024. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2023 Annual Report. This MD&A is dated February 27, 2024.
Additional information relating to the Bank, including the Bank’s 2023 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2023 Annual Report and Annual Information Form are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Financial Highlights

5	Non-GAAP Measures

14	Overview of Performance

16	Group Financial Performance

18	Business Segment Review

28	Geographic Highlights

29	Quarterly Financial Highlights

30	Financial Position

30	Risk Management

45	Capital Management

47	Financial Instruments

47	Off-Balance Sheet Arrangements

48	Regulatory Developments

48	Accounting Policies and Controls

49	Share Data

50	Glossary
Forward-looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2023 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services; which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2023 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2024 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T1 Financial highlights

	As at and for the three months ended
(Unaudited)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Operating results ($ millions)
Net interest income	4,773	4,666	4,563
Non-interest income	3,660	3,606	3,399
Total revenue	8,433	8,272	7,962
Provision for credit losses	962	1,256	638
Non-interest expenses	4,739	5,527	4,461
Income tax expense	533	135	1,105
Net income	2,199	1,354	1,758
Net income attributable to common shareholders	2,066	1,214	1,620
Operating performance
Basic earnings per share ($)	1.70	1.01	1.36
Diluted earnings per share ($)	1.68	0.99	1.35
Return on equity (%) (2)	11.8	7.0	9.8
Return on tangible common equity (%) (3)	14.6	8.8	12.4
Productivity ratio (%) (2)	56.2	66.8	56.0
Net interest margin (%) (3)	2.19	2.15	2.11
Financial position information ($ millions)
Cash and deposits with financial institutions	67,249	90,312	81,386
Trading assets	126,387	117,868	116,346
Loans	743,892	750,911	755,157
Total assets	1,392,886	1,411,043	1,374,709
Deposits	939,773	952,333	949,887
Common equity	69,977	68,767	66,097
Preferred shares and other equity instruments	8,779	8,075	8,075
Assets under administration (2)	715,941	673,550	664,683
Assets under management (2)	339,604	316,604	322,423
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%) (4)	12.9	13.0	11.5
Tier 1 capital ratio (%) (4)	14.8	14.8	13.2
Total capital ratio (%) (4)	16.7	17.2	15.2
Total loss absorbing capacity (TLAC) ratio (%) (5)	28.9	30.6	27.9
Leverage ratio (%) (6)	4.3	4.2	4.2
TLAC Leverage ratio (%) (5)	8.4	8.6	8.9
Risk-weighted assets ($ millions) (4)	451,018	440,017	471,528
Liquidity coverage ratio (LCR) (%) (7)	132	136	122
Net stable funding ratio (NSFR) (%) (8)	117	116	109
Credit quality
Net impaired loans ($ millions)	4,215	3,845	3,450
Allowance for credit losses ($ millions) (9)	6,597	6,629	5,668
Gross impaired loans as a % of loans and acceptances (2)	0.80	0.74	0.65
Net impaired loans as a % of loans and acceptances (2)	0.55	0.50	0.44
Provision for credit losses as a % of average net loans and acceptances (annualized) (2)(10)	0.50	0.65	0.33
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (2)(10)	0.49	0.42	0.29
Net write-offs as a % of average net loans and acceptances (annualized) (2)	0.42	0.35	0.29
Adjusted results (3)
Adjusted net income ($ millions)	2,212	1,643	2,352
Adjusted diluted earnings per share ($)	1.69	1.23	1.84
Adjusted return on equity (%)	11.9	8.7	13.4
Adjusted return on tangible common equity (%)	14.6	10.8	16.7
Adjusted productivity ratio (%)	56.0	59.7	55.8
Common share information
Closing share price ($) (TSX)	62.87	56.15	72.03
Shares outstanding (millions)
Average – Basic	1,214	1,206	1,192
Average – Diluted	1,221	1,211	1,199
End of period	1,222	1,214	1,192
Dividends paid per share ($)	1.06	1.06	1.03
Dividend yield (%) (2)	7.0	7.0	6.1
Market capitalization ($ millions) (TSX)	76,835	68,169	85,842
Book value per common share ($) (2)	57.26	56.64	55.46
Market value to book value multiple (2)	1.1	1.0	1.3
Price to earnings multiple (trailing 4 quarters) (2)	10.3	9.7	9.9
Other information
Employees (full-time equivalent)	89,249	89,483	91,264
Branches and offices (11)	2,351	2,379	2,411
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Glossary on page 50 for the description of the measure.
(3)	Refer to Non-GAAP Measures section starting on page 5.
(4)
The Q1 2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The Q4 2023 regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). The Q1 2023 regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(6)
Q1 2024 and Q4 2023 leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Q1 2023 leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(8)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(9)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities and deposits with financial institutions.
(10)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(11)	Q1 2023 amount have been restated to include MD Financial and Jarislowsky Fraser offices.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP
measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures and ratios are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expenses, income taxes and
non-controlling
interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

T2 Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended
($ millions)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Reported Results
Net interest income	$4,773	$4,666	$4,563
Non-interest income	3,660	3,606	3,399
Total revenue	8,433	8,272	7,962
Provision for credit losses	962	1,256	638
Non-interest expenses	4,739	5,527	4,461
Income before taxes	2,732	1,489	2,863
Income tax expense	533	135	1,105
Net income	$2,199	$1,354	$1,758
Net income attributable to non-controlling interests in subsidiaries (NCI)	25	31	37
Net income attributable to equity holders	2,174	1,323	1,721
Net income attributable to preferred shareholders and other equity instrument holders	108	109	101
Net income attributable to common shareholders	$2,066	$1,214	$1,620
Diluted earnings per share (in dollars)	$1.68	$0.99	$1.35
Weighted average number of diluted common shares outstanding (millions)	1,221	1,211	1,199
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$(367)	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	–	354	–
Consolidation of real estate and contract termination costs	–	87	–
Impairment of non-financial assets	–	346	–
Amortization of acquisition-related intangible assets	18	19	21
Total non-interest expense adjusting items (Pre-tax)	18	806	21
Total impact of adjusting items on net income before taxes	18	439	21
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	–	48	–
Restructuring charge and severance provisions	–	(96)	–
Consolidation of real estate and contract termination costs	–	(24)	–
Impairment of non-financial assets	–	(73)	–
Canada recovery dividend	–	–	579
Amortization of acquisition-related intangible assets	(5)	(5)	(6)
Total impact of adjusting items on income tax expense	(5)	(150)	573
Total impact of adjusting items on net income	$13	$289	$594
Impact of adjusting items on NCI	–	(3)	–
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$13	$286	$594
Adjusted Results
Net interest income	$4,773	$4,666	$4,563
Non-interest income	3,660	3,239	3,399
Total revenue	8,433	7,905	7,962
Provision for credit losses	962	1,256	638
Non-interest expenses	4,721	4,721	4,440
Income before taxes	2,750	1,928	2,884
Income tax expense	538	285	532
Net income	$2,212	$1,643	$2,352
Net income attributable to NCI	25	34	37
Net income attributable to equity holders	2,187	1,609	2,315
Net income attributable to preferred shareholders and other equity instrument holders	108	109	101
Net income attributable to common shareholders	$2,079	$1,500	$2,214
Diluted earnings per share (in dollars)	$1.69	$1.23	$1.84
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.24	$0.49
Weighted average number of diluted common shares outstanding (millions)	1,221	1,211	1,210
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

1.	All reported periods were adjusted for:
a) Amortization of acquisition-related intangible assets
These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

2.	The Bank’s fiscal 2023 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.
a) Divestitures and wind-down of operations
In Q4 2023, the Bank sold its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. The sale resulted in a net gain of $367 million ($319 million after-tax).
For further details, please refer to Note 36 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders.
b) Restructuring charge and severance provisions
In Q4 2023, the Bank recorded a restructuring charge and severance provisions of $354 million ($258 million after-tax)
related to workforce reductions and changes as a result of the Bank’s end-to-end
digitization, automation, changes in customers’
day-to-day
banking preferences, as well as the ongoing efforts to streamline operational processes and optimize distribution channels.
c) Consolidation of real estate and contract termination costs
In Q4 2023, the Bank recorded costs of $87 million ($63 million after-tax)
related to the consolidation and exit of certain real estate premises, as well as service contract termination costs, as part of the Bank’s optimization strategy.
d) Impairment of
non-financial
assets
In Q4 2023, the Bank recorded impairment charges of $185 million ($159 million after-tax)
related to its investment in associate, Bank of Xi’an Co. Ltd. in China whose market value has remained below the Bank’s carrying value for a prolonged period. For further details, refer to Note 17 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders. Impairment of intangible assets, including software, of $161 million ($114 million after-tax)
was also recognized.

e)	Canada Recovery Dividend
In Q1 2023, the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time
tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments was recognized as a liability in the period enacted.

3.	The Bank’s Q4 2022 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)
Restructuring charge – The Bank recorded a restructuring charge of $85 million ($66 million after-tax)
related to the realignment of the Global Banking and Markets businesses in Asia Pacific and reductions in technology employees, driven by ongoing technology modernization and digital transformation.

b)
Divestitures and wind-down of operations – The Bank sold investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down of these entities resulted in a net loss of $361 million ($340 million after-tax).

c)
Support costs for the Scene+ loyalty program – The Bank recorded costs of $133 million ($98 million after-tax)
to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

T2A Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$1,095	$768	$371	$439	$(474)	$2,199
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	22	3	–	–	25
Reported net income attributable to equity holders	1,095	746	368	439	(474)	2,174
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	–	1	105	108
Reported net income attributable to common shareholders	$1,094	$745	$368	$438	$(579)	$2,066
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	–	–	18
Total non-interest expenses adjustments (Pre-tax)	1	8	9	–	–	18
Total impact of adjusting items on net income before taxes	1	8	9	–	–	18
Total impact of adjusting items on income tax expense	–	(2)	(3)	–	–	(5)
Total impact of adjusting items on net income	1	6	6	–	–	13
Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	6	6	–	–	13
Adjusted net income (loss)	$1,096	$774	$377	$439	$(474)	$2,212
Adjusted net income attributable to equity holders	$1,096	$752	$374	$439	$(474)	$2,187
Adjusted net income attributable to common shareholders	$1,095	$751	$374	$438	$(579)	$2,079
(1)	Refer to Business Segment Review on page 18.
(2)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

	For the three months ended October 31, 2023 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$793	$580	$329	$414	$(762)	$1,354
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	32	2	–	(3)	31
Reported net income attributable to equity holders	793	548	327	414	(759)	1,323
Reported net income attributable to preferred shareholders and other equity instrument holders	1	–	1	–	107	109
Reported net income attributable to common shareholders	$792	$548	$326	$414	$(866)	$1,214
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(367)	(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	–	–	–	–	354	354
Consolidation of real estate and contract termination costs	–	–	–	–	87	87
Impairment of non-financial assets	–	–	–	–	346	346
Amortization of acquisition-related intangible assets	–	10	9	–	–	19
Total non-interest expenses adjustments (Pre-tax)	–	10	9	–	787	806
Total impact of adjusting items on net income before taxes	–	10	9	–	420	439
Total impact of adjusting items on income tax expense	–	(2)	(3)	–	(145)	(150)
Total impact of adjusting items on net income	–	8	6	–	275	289
Impact of adjusting items on NCI	–	–	–	–	(3)	(3)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	–	8	6	–	272	286
Adjusted net income (loss)	$793	$588	$335	$414	$(487)	$1,643
Adjusted net income attributable to equity holders	$793	$556	$333	$414	$(487)	$1,609
Adjusted net income attributable to common shareholders	$792	$556	$332	$414	$(594)	$1,500
(1)	Refer to Business Segment Review on page 18.
(2)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended January 31, 2023 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management	Global Banking and Markets	Other	Total (2)
Reported net income (loss)	$1,086	$679	$387	$519	$(913)	$1,758
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	2	–	–	37
Reported net income attributable to equity holders	1,086	644	385	519	(913)	1,721
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	–	1	98	101
Reported net income attributable to common shareholders	$1,085	$643	$385	$518	$(1,011)	$1,620
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax) Amortization of acquisition-related intangible assets	2	10	9	–	–	21
Total non-interest expenses adjustments (Pre-tax)	2	10	9	–	–	21
Total impact of adjusting items on net income before taxes	2	10	9	–	–	21
Impact of adjusting items on income tax expense
Canada recovery dividend	–	–	–	–	579	579
Impact of other adjusting items on income tax expense	(1)	(3)	(2)	–	–	(6)
Total impact of adjusting items on income tax expense	(1)	(3)	(2)	–	579	573
Total impact of adjusting items on net income	1	7	7	–	579	594
Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	7	7	–	579	594
Adjusted net income (loss)	$1,087	$686	$394	$519	$(334)	$2,352
Adjusted net income attributable to equity holders	$1,087	$651	$392	$519	$(334)	$2,315
Adjusted net income attributable to common shareholders	$1,086	$650	$392	$518	$(432)	$2,214
(1)	Refer to Business Segment Review on page 18.
(2)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Constant Dollar
International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP
measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 15.
T3 Reconciliation of International Banking’s reported and adjusted results and constant dollar results

Reported Results	For the three months ended
($ millions)	October 31, 2023 (1)			January 31, 2023 (1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,130	$1	$2,129	$1,892	$(88)	$1,980
Non-interest income	650	(5)	655	792	(87)	879
Total revenue	2,780	(4)	2,784	2,684	(175)	2,859
Provision for credit losses	512	(1)	513	404	(23)	427
Non-interest expenses	1,520	(3)	1,523	1,433	(76)	1,509
Income tax expense	168	1	167	168	(11)	179
Net income	$580	$(1)	$581	$679	$(65)	$744
Net income attributable to non-controlling interests in subsidiaries (NCI)	$32	$1	$31	$35	$2	$33
Net income attributable to equity holders of the Bank	$548	$(2)	$550	$644	$(67)	$711
Other measures
Average assets ($billions)	$238	$–	$238	$228	$(7)	$235
Average liabilities ($ billions)	$184	$–	$184	$169	$(6)	$175
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Adjusted Results	For the three months ended
($ millions)	October 31, 2023 (1)			January 31, 2023 (1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,130	$1	$2,129	$1,892	$(88)	$1,980
Non-interest income	650	(5)	655	792	(87)	879
Total revenue	2,780	(4)	2,784	2,684	(175)	2,859
Provision for credit losses	512	(1)	513	404	(23)	427
Non-interest expenses	1,510	(4)	1,514	1,423	(76)	1,499
Income tax expense	170	1	169	171	(11)	182
Net income	$588	$–	$588	$686	$(65)	$751
Net income attributable to non-controlling interests in subsidiaries (NCI)	$32	$–	$32	$35	$2	$33
Net income attributable to equity holders of the Bank	$556	$–	$556	$651	$(67)	$718
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

Reconciliation of average total assets, core earning assets and core net interest income
Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP
measure.
Non-earning
assets
Non-earning
assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets. This is a non-GAAP
measure.
Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans net of allowances. This is a non-GAAP measure. The Bank believes that this measure is useful for readers as it represents the main interest-generating assets and eliminates the impact of trading businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP
measure.
Net interest margin
Net interest margin is calculated as core net interest income (annualized) for the business line divided by average core earning assets. Net interest margin is a non-GAAP
ratio.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

T4 Reconciliation of average total assets, average earning assets, average core earning assets and net interest margin by business line
Consolidated Bank

	For the three months ended
($ millions)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Average total assets – Reported (2)	$1,423,337	$1,410,124	$1,380,216
Less: Non-earning assets	110,932	116,453	118,673
Average total earning assets (2)	$1,312,405	$1,293,671	$1,261,543
Less:
Trading assets	142,014	126,217	119,974
Securities purchased under resale agreements and securities borrowed	194,807	196,039	174,942
Other deductions	72,504	75,526	70,779
Average core earning assets (2)	$903,080	$895,889	$895,848
Net interest income – Reported	$4,773	$4,666	$4,563
Less: Non-core net interest income	(198)	(197)	(205)
Core net interest income	$4,971	$4,863	$4,768
Net interest margin	2.19%	2.15%	2.11%
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average balances represent the average of daily balances for the period.
Canadian Banking

	For the three months ended
($ millions)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Average total assets – Reported (2)	$444,856	$447,390	$450,040
Less: Non-earning assets	4,312	4,080	4,035
Average total earning assets (2)	$440,544	$443,310	$446,005
Less:
Other deductions	28,843	31,010	27,284
Average core earning assets (2)	$411,701	$412,300	$418,721
Net interest income – Reported	$2,653	$2,563	$2,387
Less: Non-core net interest income	–	–	–
Core net interest income	$2,653	$2,563	$2,387
Net interest margin	2.56%	2.47%	2.26%
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average balances represent the average of daily balances for the period.
International Banking

	For the three months ended
($ millions)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Average total assets – Reported (2)	$236,467	$238,343	$228,374
Less: Non-earning assets	16,956	18,915	19,103
Average total earning assets (2)	$219,511	$219,428	$209,271
Less:
Trading assets	6,778	6,611	5,132
Securities purchased under resale agreements and securities borrowed	3,431	3,467	3,033
Other deductions	7,731	8,023	7,565
Average core earning assets (2)	$201,571	$201,327	$193,541
Net interest income – Reported	$2,246	$2,130	$1,892
Less: Non-core net interest income	35	14	(54)
Core net interest income	$2,211	$2,116	$1,946
Net interest margin	4.36%	4.17%	3.99%
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average balances represent the average of daily balances for the period.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
In the first quarter of 2024, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 11.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Previously, capital was attributed based on a methodology that approximated 10.5% of Basel III common equity capital requirements.
Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.
Adjusted return on equity is a
non-GAAP
ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
T5 Return on equity by operating segment

	For the three months ended January 31, 2024
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)
Reported
Net income attributable to common shareholders	$1,094	$745	$368	$438	$(579)		$2,066
Total average common equity (2)(3)	20,015	19,398	10,193	15,734	4,032		69,372
Return on equity	21.7%	15.3%	14.3%	11.1%	nm	(4)	11.8%
Adjusted (5)
Net income attributable to common shareholders	$1,095	$751	$374	$438	$(579)		$2,079
Return on equity	21.8%	15.4%	14.6%	11.1%	nm	(4)	11.9%
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)	Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Prior period amounts have not been restated.
(4)	Not meaningful.
(5)	Refer to Tables on page 6.

	For the three months ended October 31, 2023							For the three months ended January 31, 2023
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)	Canadian Banking (1)	International Banking (1)	Global Wealth Management	Global Banking and Markets	Other		Total (1)
Reported
Net income attributable to common shareholders	$792	$548	$326	$414	$(866)		$1,214	$1,085	$643	$385	$518	$(1,011)		$1,620
Total average common equity (2)	18,881	17,961	9,797	13,287	8,426		68,352	18,753	19,302	9,835	15,535	2,198		65,623
Return on equity	16.7%	12.1%	13.2%	12.4%	nm	(3)	7.0%	23.0%	13.2%	15.5%	13.2%	nm	(3)	9.8%
Adjusted (4)
Net income attributable to common shareholders	$792	$556	$332	$414	$(594)		$1,500	$1,086	$650	$392	$518	$(432)		$2,214
Return on equity	16.7%	12.3%	13.5%	12.4%	nm	(3)	8.7%	23.0%	13.4%	15.8%	13.2%	nm	(3)	13.4%
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)	Not meaningful.
(4)	Refer to Tables on page 6.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Return on tangible common equity
Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP
ratio.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP
ratio.
T6 Return on tangible common equity

	For the three months ended
($ millions)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Reported
Average common equity – Reported (2)	$69,372	$68,352	$65,623
Average goodwill (2)(3)	(9,108)	(9,327)	(9,334)
Average acquisition-related intangibles (net of deferred tax) (2)	(3,651)	(3,697)	(3,760)
Average tangible common equity (2)	$56,613	$55,328	$52,529
Net income attributable to common shareholders – reported	$2,066	$1,214	$1,620
Amortization of acquisition-related intangible assets (after-tax) (4)	13	14	15
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$2,079	$1,228	$1,635
Return on tangible common equity (5)	14.6%	8.8%	12.4%
Adjusted (4)
Adjusted net income attributable to common shareholders	$2,079	$1,500	$2,214
Return on tangible common equity – adjusted (5)	14.6%	10.8%	16.7%
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)	Includes imputed goodwill from investments in associates.
(4)	Refer to Table on page 6.
(5)	Calculated on full dollar amounts.
Adjusted productivity ratio
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue. This is a non-GAAP
ratio.
Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.
Adjusted operating leverage
This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses. This is a
non-GAAP
ratio.
Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.
Trading-related revenue (Taxable equivalent basis)
Trading-related revenue consists of net interest income and
non-interest
income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest
income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities to an equivalent before tax basis. This is a non-GAAP
measure.
Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.
Adjusted effective tax rate
The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP
ratio.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,199 million, compared to $1,758 million in the same period last year and $1,354 million last quarter. Diluted earnings per share were $1.68 compared to $1.35 in the same period last year and $0.99 last quarter. Return on equity was 11.8%, compared to 9.8% in the same period last year and 7.0% last quarter.
Adjusted net income was $2,212 million compared to $2,352 million last year, a decrease of 6%. The decrease was due mainly to higher provision for credit losses and non-interest
expenses, partly offset by higher revenues.
Adjusted net income was $2,212 million this quarter compared to $1,643 million last quarter, an increase of 35%. The increase was due mainly to higher revenues and lower provision for credit losses, partly offset by a higher provision for income taxes.
Adjusted diluted earnings per share were $1.69 compared to $1.84 last year and $1.23 last quarter. Adjusted return on equity was 11.9% compared to 13.4% a year ago and 8.7% last quarter.
Refer to
Non-GAAP
Measures starting on page 5 for details of adjustments.
Economic summary and outlook
Global central banks are expected to cut policy rates as the year advances owing to progress in bringing inflation down and clear signs that monetary policy has led to weaker growth in most countries. While growth is expected to slow in a few major economies this year, most countries continue to show greater resilience to higher interest rates than anticipated. As a consequence, the economic outlook is improving relative to earlier views of a more meaningful slowdown. While a recession cannot be ruled out in Canada and the United States, recent data suggest that such an outcome is increasingly unlikely.
In Canada, there is now clear evidence that interest rates are impacting the economy even though economic activity is more robust than expected. Recent data reveal inflation remains a concern in Canada, with strong wage growth and low productivity suggesting inflation is more likely to surprise to the upside rather than to the downside. Economic data have generally been more positive than expected, though the economy remains soft enough to suggest that inflation will fall over the course of the year. The anticipated reduction in inflation, even if upside risks persist, along with slower economic activity, are expected to allow the Bank of Canada to lower its policy rate by 75 basis points this year.
Economic growth in the United States has been significantly stronger than expected. Given a strong productivity performance, inflation is less of a concern than it is in Canada and the Bank expects the Federal Reserve to lower its policy rate by 100 basis points in the second half of 2024. A key challenge to lower interest rates in the United States is the ongoing momentum in the economy, with a number of indicators suggesting the economy remains strong. Owing to that strength, it appears the United States will generate solid growth this year and seems likely to avoid a recession.
The Bank expects the economies of the Pacific Alliance Countries to improve over the course of the year as central banks in the region cut policy rates, providing increasing support to the economy as the year progresses. Moreover, it appears El Nino will be less intense than feared. Inflation remains elevated but is on a downward path in these countries. Other than in Mexico, where the Presidential election takes place this summer, the Bank expects the region to have a more stable political climate in 2024 relative to previous years.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “Constant dollar” table in
Non-GAAP
Measures on page 9.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	January 31 2024	October 31 2023	January 31 2023	January 31, 2024 vs. October 31, 2023	January 31, 2024 vs. January 31, 2023
U.S. dollar/Canadian dollar	0.740	0.736	0.742	0.5%	(0.3)%
Mexican Peso/Canadian dollar	12.734	12.850	14.342	(0.9)%	(11.2)%
Peruvian Sol/Canadian dollar	2.772	2.766	2.853	0.2%	(2.8)%
Colombian Peso/Canadian dollar	2,932.809	3,017.319	3,567.606	(2.8)%	(17.8)%
Chilean Peso/Canadian dollar	659.613	655.072	646.312	0.7%	2.1%

Impact on net income (1) ($ millions except EPS)				January 31, 2024 vs. October 31, 2023	January 31, 2024 vs. January 31, 2023
Net interest income				$(1)	$92
Non-interest income (2)				22	230
Total revenue				21	322
Non-interest expenses				(1)	(85)
Other items (net of tax) (2)				(5)	(82)
Net income				$15	$155
Earnings per share (diluted)				$0.01	$0.13
Impact by business line ($ millions)
Canadian Banking				$(1)	$–
International Banking (2)				(13)	112
Global Wealth Management				(2)	–
Global Banking and Markets				(1)	(1)
Other (2)				32	44
Net income				$15	$155
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
Net income
Q1 2024 vs Q1 2023
Net income was $2,199 million compared to $1,758 million, an increase of 25%. The increase was due mainly to higher revenues and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest
expenses. Adjusted net income was $2,212 million compared to $2,352 million, a decrease of 6%. The decrease was due mainly to higher provision for credit losses and non-interest
expenses, partly offset by higher revenues.
Q1 2024 vs Q4 2023
Net income was $2,199 million compared to $1,354 million, an increase of 62%. The increase was due mainly to higher revenues and lower provision for credit losses and non-interest
expenses, partly offset by a higher provision for income taxes. Adjusted net income was $2,212 million compared to $1,643 million last quarter, an increase of 35%. The increase was due mainly to higher revenues and lower provision for credit losses, partly offset by a higher provision for income taxes.
Total revenue
Q1 2024 vs Q1 2023
Revenues were $8,433 million compared to $7,962 million, an increase of 6%.
Net interest income was $4,773 million, an increase of $210 million or 5%, due primarily to a higher net interest margin, and the positive impact of foreign currency translation. The net interest margin was 2.19%, an increase of eight basis points, driven primarily by higher margins in International Banking and Canadian Banking, which both benefited from repricing of loans at higher interest rates, deposit growth, and a favourable shift in business mix. This was partly offset by a lower contribution from asset/liability management activities, as well as increased levels of high quality, lower-margin liquid assets.
Non-interest
income was $3,660 million, up $261 million or 8%, of which 7% relates to the positive impact of foreign currency translation. The remaining 1% increase was due primarily to higher other fees and commissions, banking fees, wealth management revenues, underwriting and advisory, and lower unrealized losses on non-trading
derivatives. Partly offsetting were lower trading revenues and lower gains on investment securities.
Q1 2024 vs Q4 2023
Revenues were $8,433 million compared to $8,272 million. Adjusted revenues were $8,433 million compared to $7,905 million, an increase of 7%.
Net interest income increased $107 million or 2%, driven primarily by a higher net interest margin, and asset growth. The net interest margin increased four basis points due to higher margins in International Banking and Canadian Banking, partly offset by lower contribution from asset/liability management activities, as well as increased levels of high quality, lower-margin liquid assets.
Non-interest
income was up $54 million or 1%. Adjusted
non-interest
income was up $421 million or 13%. The increase was due mainly to higher trading revenues, banking fees, wealth management revenues and income from associated corporations, as well as lower unrealized loses on non-trading
derivatives. Partly offsetting were lower other fees and commissions, and lower underwriting and advisory fees.
Provision for credit losses
Q1 2024 vs Q1 2023
The provision for credit losses was $962 million, compared to $638 million, an increase of $324 million. The provision for credit losses ratio increased 17 basis points to 50 basis points.
The provision for credit losses on performing loans was $20 million, compared to $76 million. The provision this quarter was driven by retail portfolio growth and the impact of the continued unfavourable macroeconomic outlook, mainly on the commercial, corporate and Canadian retail portfolios. This was mostly offset by retail credit migration to impaired.
The provision for credit losses on impaired loans was $942 million, compared to $562 million, an increase of $380 million due primarily to higher formations and delinquency trends in International Banking retail portfolios, mostly in Colombia, Chile and Peru, as a result of inflation and interest rate levels in these markets in the prior year, and higher provisions relating to Canadian Banking retail portfolios, mostly in auto loans and unsecured lines. The provision for credit losses ratio on impaired loans was 49 basis points, an increase of 20 basis points.
Q1 2024 vs Q4 2023
The provision for credit losses was $962 million, compared to $1,256 million, a decrease of $294 million or 23%. The provision for credit losses ratio decreased 15 basis points to 50 basis points.
The provision for credit losses on performing loans was $20 million, compared to $454 million. The provision this quarter was driven by retail portfolio growth and the impact of the continued unfavourable macroeconomic outlook, mainly on the commercial, corporate and Canadian retail portfolios. This was mostly offset by retail credit migration to impaired.
Higher provisions on performing loans last quarter were mostly in Canadian Banking due mainly to the unfavourable macroeconomic outlook and continued uncertainty around the impact of higher interest rates, including the related impacts of migration in the retail portfolios, and on certain sectors in the non-retail
portfolios.
The provision for credit losses on impaired loans was $942 million, compared to $802 million, an increase of $140 million or 17% due primarily to higher provisions relating to Canadian retail portfolios mostly in auto loans and unsecured lines, and higher formations and delinquency trends in International Banking retail portfolios, mostly in Colombia, Peru and Chile, as a result of the impact of higher inflation and interest rate levels in these markets in the prior year. The provision for credit losses ratio on impaired loans was 49 basis points, an increase of seven basis points.
Non-interest
expenses
Q1 2024 vs Q1 2023
Non-interest
expenses were $4,739 million, up $278 million or 6%. Adjusted non-interest
expenses were $4,721 million, up $281 million or 6%, driven by higher share-based compensation, technology-related costs, business taxes, advertising and business development, and the unfavourable impact of foreign currency translation.
The productivity ratio was 56.2% compared to 56.0%. The adjusted productivity ratio was 56.0% compared to 55.8%. Operating leverage was negative 0.3% on a reported basis and negative 0.4% on an adjusted basis.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2024 vs Q4 2023
Non-interest
expenses were down $788 million or 14%. Adjusted
non-interest
expenses were in line quarter-over-quarter. Seasonally higher share-based
compensation, as well as increased employee benefits and business taxes were offset by lower professional fees and staffing-related costs.
The productivity ratio was 56.2% compared to 66.8%. The adjusted productivity ratio was 56.0% compared to 59.7%.
Taxes
Q1 2024 vs Q1 2023
The effective tax rate was 19.5% compared to 38.6% due primarily to the Canada Recovery Dividend in the prior year. On an adjusted basis, the effective rate was 19.6% compared to 18.5% due primarily to lower tax-exempt
income, partly offset by higher income in lower tax rate jurisdictions.
Q1 2024 vs Q4 2023
The effective tax rate was 19.5% compared to 9.1% due primarily to proportionally lower tax-exempt
income and income from lower tax rate jurisdictions, as well as the benefit of the divestiture of the Bank’s investment in associate in the prior quarter. On an adjusted basis, the effective tax rate was 19.6% compared to 14.8% due primarily to proportionally lower tax-exempt
income and income from lower tax rate jurisdictions.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•
The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.

•
For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

The TEB gross up to net interest income, non-interest income, total revenue, and provision for income taxes is presented below:

T8 TEB Gross up
	For the three months ended
($ millions)	January 31 2024 (1)	October 31 2023	January 31 2023
Net interest income	$2	$7	$10
Non-interest income	41	108	110
Total revenue and provision for taxes	$43	$115	$120
(1)	Effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. This resulted in a lower TEB gross up.

Canadian Banking
T9 Canadian Banking financial performance
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Reported Results
Net interest income	$2,653	$2,563	$2,387
Non-interest income (2)	734	749	776
Total revenue	3,387	3,312	3,163
Provision for credit losses	378	700	218
Non-interest expenses	1,498	1,513	1,449
Income tax expense	416	306	410
Net income	$1,095	$793	$1,086
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,095	$793	$1,086
Other financial data and measures
Return on equity (3)	21.7%	16.7%	23.0%
Net interest margin (3)	2.56%	2.47%	2.26%
Provision for credit losses – performing (Stage 1 and 2)	$12	$414	$31
Provision for credit losses – impaired (Stage 3)	$366	$286	$187
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	0.34%	0.63%	0.19%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	0.33%	0.26%	0.17%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	0.29%	0.22%	0.16%
Average assets ($ billions)	$445	$447	$450
Average liabilities ($ billions)	$393	$386	$357
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes income (on a taxable equivalent basis) from associated corporations for the three months ended January 31, 2024 – nil (October 31, 2023 – $24; January 31, 2023 – $15).
(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 50 for the description of the measure.

T9A Adjusted Canadian Banking financial performance
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Adjusted Results (2)
Net interest income	$2,653	$2,563	$2,387
Non-interest income	734	749	776
Total revenue	3,387	3,312	3,163
Provision for credit losses	378	700	218
Non-interest expenses (3)	1,497	1,513	1,447
Income tax expense	416	306	411
Net income	$1,096	$793	$1,087
Net income attributable to equity holders of the Bank	$1,096	$793	$1,087
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)	Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended January 31, 2024 – $1 (October 31, 2023 – nil; January 31, 2023 – $2).

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q1 2024 vs Q1 2023
Net income attributable to equity holders was $1,095 million, compared to $1,086 million. Adjusted net income attributable to equity holders was $1,096 million, an increase of $9 million or 1%. The increase was due primarily to higher revenue, mostly offset by higher provision for credit losses and non-interest expenses.
Q1 2024 vs Q4 2023
Net income attributable to equity holders increased $302 million or 38%. The increase was due primarily to lower provision for credit losses, higher revenue, and lower non-interest
expenses.
Average assets
Q1 2024 vs Q1 2023
Average assets were $445 billion, a decrease of $5 billion or 1%. The decrease was due primarily to a decline in residential mortgages of $15 billion or 5%, partly offset by growth of $7 billion or 9% in business loans and acceptances, $2 billion or 18% in credit cards, and $2 billion or 2% in personal loans.
Q1 2024 vs Q4 2023
Average assets decreased $2 billion or 1%. The decline included $3 billion or 1% in residential mortgages, partly offset by growth of $1 billion or 1% in business loans and acceptances.
Average liabilities
Q1 2024 vs Q1 2023
Average liabilities were $393 billion, an increase of $36 billion or 10%. The growth included $17 billion or 8% in personal deposits, primarily in term products, and $13 billion or 11% in non-personal
deposits, split evenly across term products and demand accounts.
Q1 2024 vs Q4 2023
Average liabilities increased $7 billion or 2%. The growth included $3 billion or 2% in personal deposits and $2 billion or 2% in non-personal
deposits, primarily in term products.
Total revenue
Q1 2024 vs Q1 2023
Revenues were $3,387 million, an increase of $224 million or 7%.
Net interest income of $2,653 million increased $266 million or 11% due primarily to strong deposit growth and margin expansion. The net interest margin increased 30 basis points to 2.56% due primarily to higher loan and deposit margins and favourable changes in business mix.
Non-interest
income of $734 million declined $42 million or 5% due primarily to elevated private equity gains in the prior year, lower income from associated corporations driven primarily by the sale of the Bank’s equity interest in Canadian Tire Financial Services, and lower banking fees, partly offset by higher insurance results.
Q1 2024 vs Q4 2023
Revenues increased by $75 million or 2%.
Net interest income increased $90 million or 4% due primarily to solid deposit growth and margin expansion. The net interest margin increased nine basis points to 2.56% due primarily to higher loan margins and favourable changes in business mix.
Non-interest
income declined $15 million or 2% due primarily to lower income from associated corporations driven by the sale of the Bank’s equity interest in Canadian Tire Financial Services, and lower foreign exchange fees, partly offset by higher insurance results.
Provision for credit losses
Q1 2024 vs Q1 2023
The provision for credit losses was $378 million, compared to $218 million, an increase of $160 million. The provision for credit losses ratio increased 15 basis points to 34 basis points.
The provision for credit losses on performing loans was $12 million, compared to $31 million. The provision this quarter was due primarily to the continued unfavourable macroeconomic outlook, partly offset by credit migration to impaired in the retail portfolios.
Provision for credit losses on impaired loans was $366 million, compared to $187 million, an increase of $179 million due to higher retail formations, mostly in auto loans and unsecured lines, and higher provisions in the commercial portfolio, mainly related to one account in the transportation sector. The provision for credit losses ratio on impaired loans was 33 basis points, an increase of 16 basis points.
Q1 2024 vs Q4 2023
The provision for credit losses was $378 million, compared to $700 million, a decrease of $322 million. The provision for credit losses ratio decreased 29 basis points to 34 basis points.
The provision for credit losses on performing loans was $12 million, compared to $414 million. The provision this quarter was due primarily to the continued unfavourable macroeconomic outlook, partly offset by retail credit migration to impaired.
Higher provisions last quarter related to retail and commercial portfolios and were due mainly to the unfavourable macroeconomic outlook and continued uncertainty around the impact of higher interest rates, including the related impacts of migration in the retail portfolios, and on certain sectors in the non-retail
portfolios.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses on impaired loans was $366 million, compared to $286 million, an increase of $80 million due to higher retail formations, mainly in auto loans and unsecured lines, and higher provisions in the commercial portfolio mainly related to one account in the transportation sector. The provision for credit losses ratio on impaired loans was 33 basis points, an increase of seven basis points.
Non-interest
expenses
Q1 2024 vs Q1 2023
Non-interest
expenses were $1,498 million, an increase of $49 million or 3%, due primarily to higher technology, personnel, advertising, and business development costs to support business growth.
Q1 2024 vs Q4 2023
Non-interest
expenses declined by $15 million or 1%, due primarily to lower professional, advertising, and business development costs, partly offset by higher technology costs to support business growth.
Taxes
The effective tax rate was 27.5%, compared to 27.4% in the prior year and 27.8% in the prior quarter.

International Banking
T10 International Banking financial performance
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Reported Results
Net interest income	$2,246	$2,130	$1,892
Non-interest income (2)	857	650	792
Total revenue	3,103	2,780	2,684
Provision for credit losses	574	512	404
Non-interest expenses	1,571	1,520	1,433
Income tax expense	190	168	168
Net income	$768	$580	$679
Net income attributable to non-controlling interests in subsidiaries	$22	$32	$35
Net income attributable to equity holders of the Bank	$746	$548	$644
Other financial data and measures
Return on equity (3)	15.3%	12.1%	13.2%
Net interest margin (3)	4.36%	4.17%	3.99%
Provision for credit losses – performing (Stage 1 and 2)	$(3)	$7	$29
Provision for credit losses – impaired (Stage 3)	$577	$505	$375
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	1.35%	1.19%	0.96%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	1.35%	1.18%	0.89%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	1.13%	1.02%	0.88%
Average assets ($ billions)	$236	$238	$228
Average liabilities ($ billions)	$184	$184	$169
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes income (on a taxable equivalent basis) from associated corporations for the three months ended January 31, 2024 – $60 (October 31, 2023 – $56; January 31, 2023 – $63).
(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 50 for the description of the measure.

T10A Adjusted International Banking financial performance
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Adjusted Results (2)
Net interest income	$2,246	$2,130	$1,892
Non-interest income	857	650	792
Total revenue	3,103	2,780	2,684
Provision for credit losses	574	512	404
Non-interest expenses (3)	1,563	1,510	1,423
Income tax expense	192	170	171
Net income	$774	$588	$686
Net income attributable to non-controlling interests in subsidiaries	$22	$32	$35
Net income attributable to equity holders of the Bank	$752	$556	$651
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)	Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended January 31, 2024 – $8 (October 31, 2023 – $10; January 31, 2023 – $10).

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q1 2024 vs Q1 2023
Net income attributable to equity holders increased $102 million to $746 million. Adjusted net income attributable to equity holders increased $101 million to $752 million. The increase was driven by higher net interest income, non-interest
income and the positive impact of foreign currency translation, partly offset by higher provision for credit losses, non-interest
expenses and income taxes.
Q1 2024 vs Q4 2023
Net income attributable to equity holders increased by $198 million or 36%. Adjusted net income attributable to equity holders increased by $196 million or 35%. The increase was due primarily to higher non-interest
income and net interest income, partly offset by higher provision for credit losses, non-interest expenses and income taxes.
Financial Performance on a Constant Dollar Basis
The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

T11 International Banking financial performance on reported and constant dollar basis
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Constant dollars – Reported (2)
Net interest income	$2,246	$2,129	$1,980
Non-interest income (3)	857	655	879
Total revenue	3,103	2,784	2,859
Provision for credit losses	574	513	427
Non-interest expenses	1,571	1,523	1,509
Income tax expense	190	167	179
Net income	$768	$581	$744
Net income attributable to non-controlling interests in subsidiaries	$22	$31	$33
Net income attributable to equity holders of the Bank	$746	$550	$711
Other financial data and measures
Average assets ($ billions)	$236	$238	$235
Average liabilities ($ billions)	$184	$184	$175
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)	Includes income (on a taxable equivalent basis) from associated corporations for the three months ended January 31, 2024 – $60 (October 31, 2023 – $57; January 31, 2023 – $62).

T11A International Banking financial performance on adjusted and constant dollar basis
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Constant dollars – Adjusted (2)
Net interest income	$2,246	$2,129	$1,980
Non-interest income	857	655	879
Total revenue	3,103	2,784	2,859
Provision for credit losses	574	513	427
Non-interest expenses	1,563	1,514	1,499
Income tax expense	192	169	182
Net income	$774	$588	$751
Net income attributable to non-controlling interests in subsidiaries	$22	$32	$33
Net income attributable to equity holders of the Bank	$752	$556	$718
Other financial data and measures
Average assets ($ billions)	$236	$238	$235
Average liabilities ($ billions)	$184	$184	$175
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q1 2024 vs Q1 2023
Net income attributable to equity holders was $746 million, compared to $711 million. Adjusted net income attributable to equity holders was $752 million, up $34 million or 5%. The increase was driven by higher net interest income, partly offset by lower non-interest income and higher provision for credit losses, non-interest
expenses and income taxes.
Q1 2024 vs Q4 2023
Net income attributable to equity holders increased by $196 million or 36%. Adjusted net income attributable to equity holders increased by $196 million or 35%. The increase was due primarily to higher non-interest
income and net interest income, partly offset by higher provision for credit losses, non-interest expenses and income taxes.
Average assets
Q1 2024 vs Q1 2023
Average assets were $236 billion, an increase of $1 billion or 1%. Loans decreased 2%, primarily in Peru, Chile, and Colombia. The decrease included 6% in business loans, partly offset by an increase of 6% in residential mortgages.
Q1 2024 vs Q4 2023
Average assets were in line with prior quarter. Loans were $173 billion, in line with prior quarter, with residential mortgages increasing by 2%, mainly in Mexico, offset by lower business loans primarily in Brazil, Chile, and Peru.
Average liabilities
Q1 2024 vs Q1 2023
Average liabilities were $184 billion, an increase of $9 billion or 5%. Total deposits increased by $7 billion or 5%, primarily in Mexico and Brazil. The growth included 7% in non-personal
deposits and 2% in personal deposits. Term deposits increased by $7 billion or 10% while non-term
deposits were in line with prior year.
Q1 2024 vs Q4 2023
Average liabilities were in line with prior quarter. Total deposits decreased by $1 billion or 1%, primarily in Brazil, partly offset by Mexico.
Total revenue
Q1 2024 vs Q1 2023
Revenues were $3,103 million, an increase of $244 million or 9%.
Net interest income was $2,246 million, an increase of $266 million or 13%, driven by Chile and Mexico. Net interest margin increased by 37 basis points to 4.36%, driven by higher loan margins from asset repricing, and higher deposit margins as a result of central bank rate cuts in Chile and Peru, and changes in business mix.
Non-interest
income was $857 million a decrease of $22 million, driven by lower trading revenues, partly offset by higher banking fees.
Q1 2024 vs Q4 2023
Revenues increased by $319 million or 11%.
Net interest income increased by $117 million or 5%, driven by margin expansion. Net interest margin increased by 19 basis points to 4.36%, mainly driven by higher loans and deposit margins.
Non-interest
income increased by $202 million or 31%, due to higher trading revenues and higher banking fees, mainly from Peru and Mexico.
Provision for credit losses
Q1 2024 vs Q1 2023
The provision for credit losses was $574 million compared to $427 million, an increase of $147 million or 34%. The provision for credit losses ratio increased 39 basis points to 135 basis points.
Provision for credit losses on performing loans was a net reversal of $3 million, compared to a provision of $29 million. The provision reversal this quarter was driven in part by retail credit migration to impaired, mainly in Peru and Mexico. This was partly offset by retail portfolio growth and the impact of the continued unfavourable macroeconomic outlook, primarily relating to the commercial portfolio.
Provision for credit losses on impaired loans was $577 million, compared to $398 million, an increase of $179 million due to higher retail formations mostly in Colombia, Peru and Chile. The provision for credit losses ratio on impaired loans was 135 basis points, an increase of 46 basis points.
Q1 2024 vs Q4 2023
The provision for credit losses was $574 million, compared to $513 million, an increase of $61 million. The provision for credit losses ratio was 135 basis points, an increase of 16 basis points.
Provision for credit losses on performing loans was a net reversal of $3 million, compared to a provision of $7 million. The provision reversal this quarter was driven in part by retail credit migration to impaired, mainly in Peru and Mexico. This was partly offset by retail portfolio growth and the impact of the continued unfavourable macroeconomic outlook, primarily relating to the commercial portfolio.
Provision for credit losses on impaired loans was $577 million, compared to $506 million, an increase of $71 million or 14% due to higher retail formations mostly in Colombia, Peru and Chile. The provision for credit losses ratio on impaired loans increased 17 basis points to 135 basis points.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest
expenses
Q1 2024 vs Q1 2023
Non-interest
expenses were $1,571 million, an increase of $62 million or 4%. Adjusted non-interest
expenses were $1,563 million, an increase of 4%, driven by business and capital taxes, technology expenses and salaries and benefits.
Q1 2024 vs Q4 2023
Non-interest
expenses were $1,571 million, an increase of 3%. Adjusted
non-interest
expenses increased by $49 million or 3% from $1,514 million, driven by seasonally higher business taxes in the Caribbean and communication expenses.
Taxes
Q1 2024 vs Q1 2023
The effective tax rate was 19.9%, in line with the prior year. On an adjusted basis, the effective tax rate was 19.9%, compared to 20.0% in the prior year.
Q1 2024 vs Q4 2023
The effective tax rate was 19.9%, compared to 22.5%. On an adjusted basis, the effective tax rate was 19.9%, compared to 22.6%, due primarily to higher inflationary adjustments in Mexico and Chile, and higher tax benefits in Brazil.

Global Wealth Management

T12 Global Wealth Management financial performance

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024	October 31 2023	January 31 2023
Reported Results
Net interest income	$221	$213	$213
Non-interest income	1,144	1,119	1,110
Total revenue	1,365	1,332	1,323
Provision for credit losses	5	5	1
Non-interest expenses	862	887	802
Income tax expense	127	111	133
Net income	$371	$329	$387
Net income attributable to non-controlling interests in subsidiaries	$3	$2	$2
Net income attributable to equity holders of the Bank	$368	$327	$385
Other financial data and measures
Return on equity (1)	14.3%	13.2%	15.5%
Assets under administration ($ billions) (2)	$655	$610	$607
Assets under management ($ billions) (2)	$340	$317	$322
Average assets ($ billions)	$35	$34	$34
Average liabilities ($ billions)	$40	$39	$42
(1)	Refer to Non-GAAP Measures starting on page 5.
(2)	Refer to Glossary on page 50 for the description of the measure.

T12A Adjusted Global Wealth Management financial performance

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024	October 31 2023	January 31 2023
Adjusted Results (1)
Net interest income	$221	$213	$213
Non-interest income	1,144	1,119	1,110
Total revenue	1,365	1,332	1,323
Provision for credit losses	5	5	1
Non-interest expenses (2)	853	878	793
Income tax expense	130	114	135
Net income	$377	$335	$394
Net income attributable to non-controlling interests in subsidiaries	$3	$2	$2
Net income attributable to equity holders of the Bank	$374	$333	$392
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended January 31, 2024 – $9 (October 31, 2023 – $9; January 31, 2023 – $9).

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q1 2024 vs Q1 2023
Net income attributable to equity holders was $368 million, down $17 million or 4%. Adjusted net income attributable to equity holders was $374 million, down $18 million or 4%. The decline was due primarily to higher non-interest
expenses, partly offset by higher mutual fund fees across the international businesses and higher brokerage revenues in Canada.
Q1 2024 vs Q4 2023
Net income attributable to equity holders increased $41 million or 13%. Adjusted net income attributable to equity holders increased $41 million or 12%, due primarily to higher mutual fund fees, brokerage revenues, and net interest income, as well as lower non-interest
expenses.
Assets under management (AUM) and assets under administration (AUA)
Q1 2024 vs Q1 2023
Assets under management of $340 billion increased $18 billion or 5% driven by market appreciation partly offset by net redemptions. Assets under administration of $655 billion increased $48 billion or 8% due primarily to higher net sales and market appreciation.
Q1 2024 vs Q4 2023
Assets under management increased $23 billion or 7% due primarily to market appreciation partly offset by net redemptions. Assets under administration increased $45 billion or 7% due primarily to market appreciation and higher net sales.
Total revenue
Q1 2024 vs Q1 2023
Revenues were $1,365 million, an increase of $42 million or 3%. The increase was due primarily to higher mutual fund fees across the international businesses and higher brokerage revenues in Canada.
Q1 2024 vs Q4 2023
Revenues increased $33 million or 2%, due primarily to higher mutual fund fees, brokerage revenue, and net interest income, driven by loan and deposit growth.
Provision for credit losses
Q1 2024 vs Q1 2023
The provision for credit losses was $5 million, an increase of $4 million, mostly related to impaired loans. The provision for credit losses ratio increased eight basis points to nine basis points.
Q1 2024 vs Q4 2023
The provision for credit losses was $5 million and nine basis points, unchanged from the prior quarter.
Non-interest
expenses
Q1 2024 vs Q1 2023
Non-interest
expenses of $862 million increased by $60 million or 8%, due primarily to the expansion of the salesforce, increased volume-related expenses, and higher technology, advertising, and business development costs to support business growth.
Q1 2024 vs Q4 2023
Non-interest
expenses of $862 million decreased $25 million or 3% driven largely by lower advertising, business development, and technology costs.
Taxes
The effective tax rate was 25.5% compared to 25.6% in the prior year and 25.4% in the prior quarter.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets
T13 Global Banking and Markets financial performance

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Reported Results
Net interest income	$354	$397	$454
Non-interest income	1,025	957	1,049
Total revenue	1,379	1,354	1,503
Provision for credit losses	5	39	15
Non-interest expenses	801	779	773
Income tax expense	134	122	196
Net income	$439	$414	$519
Net income attributable to equity holders of the Bank	$439	$414	$519
Other financial data and measures
Return on equity (2)	11.1%	12.4%	13.2%
Provision for credit losses – performing (Stage 1 and 2)	$10	$30	$13
Provision for credit losses – impaired (Stage 3)	$(5)	$9	$2
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	0.02%	0.11%	0.04%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	(0.02)%	0.03%	–%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	(0.02)%	(0.02)%	0.02%
Average assets ($ billions)	$505	$500	$481
Average liabilities ($ billions)	$476	$471	$455
(1)
Includes the
gross-up
of
tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income for the three months ended January 31, 2024 – $41 (October 31, 2023 – $108; January 31, 2023 – $110).

(2)	Refer to Non-GAAP Measures starting on page 5.
(3)	Refer to Glossary on page 50 for the description of the measure.
Net income
Q1 2024 vs Q1 2023
Net income attributable to equity holders was $439 million, a decrease of $80 million or 15%. This decline was due to lower net interest income, lower non-interest
income, and higher
non-interest
expenses, partly offset by lower provision for credit losses.
Q1 2024 vs Q4 2023
Net income attributable to equity holders increased by $25 million or 6% due to lower provision for credit losses and higher non-interest
income, partly offset by lower net interest income and higher non-interest
expenses.
Average assets
Q1 2024 vs Q1 2023
Average assets of $505 billion increased $24 billion or 5% due mainly to increases in securities purchased under resale agreements and trading securities, partly offset by decrease in loans and acceptances of $10 billion, or 7%.
Q1 2024 vs Q4 2023
Average assets of $505 billion increased $5 billion or 1% due mainly to increases in trading securities, partly offset by the decrease in loans and acceptances of $1 billion, or 1%.
Average liabilities
Q1 2024 vs Q1 2023
Average liabilities of $476 billion increased $21 billion or 5% due mainly to increases in securities sold under repurchase agreements.
Q1 2024 vs Q4 2023
Average liabilities of $476 billion increased $5 billion or 1% due mainly to increases in securities sold under repurchase agreements, partly offset by lower deposit volumes.
Total revenue
Q1 2024 vs Q1 2023
Revenues were $1,379 million, down $124 million or 8%.
Net interest income of $354 million decreased by $100 million or 22%. This was due mainly to lower loan and deposit volumes, lower corporate lending margins and higher trading-related funding costs.
Non-interest
income of $1,025 million decreased by $24 million or 2% due mainly to lower fixed income trading-related revenue, partly offset by higher underwriting and advisory fees.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2024 vs Q4 2023
Revenues increased by $25 million or 2%.
Net interest income of $354 million decreased $43 million or 11%. This was due mainly to lower loan volumes and lower deposit margins, partly offset by higher corporate lending margins.
Non-interest
income increased by $68 million or 7%, due mainly to higher fixed income trading-related revenue.
Provision for credit losses
Q1 2024 vs Q1 2023
The provision for credit losses was $5 million compared to $15 million. The provision for credit losses ratio was two basis points, a decrease of two basis points.
Provision for credit losses on performing loans was $10 million, compared to a provision of $13 million, due primarily to the continued unfavourable macroeconomic outlook on certain sectors in the North American non-retail portfolios.
Provision for credit losses on impaired loans was a net reversal of $5 million, compared to a provision of $2 million in the prior period. The provision for credit losses ratio on impaired loans was negative two basis points, a decrease of two basis points.
Q1 2024 vs Q4 2023
The provision for credit losses was $5 million, compared to $39 million. The provision for credit losses ratio was two basis points, a decrease of nine basis points.
Provision for credit losses on performing loans was $10 million compared to a provision of $30 million, a decrease of $20 million. The provision this quarter was due to the continued unfavourable macroeconomic outlook on certain sectors in the North American non-retail portfolios.
Provision for credit losses on impaired loans was a net reversal of $5 million, compared to a provision of $9 million in the prior quarter. The provision for credit losses ratio on impaired loans was negative two basis points, a decrease of five basis points.
Non-interest
expenses
Q1 2024 vs Q1 2023
Non-interest
expenses of $801 million, were up $28 million or 4%, due mainly to higher personnel and technology costs to support business growth.
Q1 2024 vs Q4 2023
Non-interest
expenses increased $22 million or 3% due mainly to seasonally higher share-based compensation.
Taxes
Q1 2024 vs Q1 2023
The effective tax rate for the quarter was 23.4% compared to 27.5%, due mainly to the change in earnings mix across jurisdictions.
Q1 2024 vs Q4 2023
The effective tax rate for the quarter was 23.4% compared to 22.8%, due mainly to the change in earnings mix across jurisdictions.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Other
(1)
T14 Other financial performance

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024	October 31 2023	January 31 2023
Reported Results
Net interest income (2)	$(701)	$(637)	$(383)
Non-interest income (2)(3)	(100)	131	(328)
Total revenue	(801)	(506)	(711)
Provision for credit losses	–	–	–
Non-interest expenses	7	828	4
Income tax expense/(benefit) (2)	(334)	(572)	198
Net income (loss)	$(474)	$(762)	$(913)
Net income (loss) attributable to non-controlling interests in subsidiaries	$–	$(3)	$–
Net income (loss) attributable to equity holders	$(474)	$(759)	$(913)
Other measures
Average assets ($ billions)	$202	$191	$187
Average liabilities ($ billions)	$251	$252	$282
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
Includes the elimination of the
tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes for the three months ended January 31, 2024 – $43 (October 31, 2023 – $115; January 31, 2023 – $120) to arrive at the amounts reported in the Consolidated Statement of Income.

(3)
Income (on a taxable equivalent basis) from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies for the three months ended January 31, 2024 – $(18) (October 31, 2023 – $(68); January 31, 2023 – $(65)).

T14A Adjusted Other financial performance

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2024	October 31 2023	January 31 2023
Adjusted Results (1)
Net interest income	$(701)	$(637)	$(383)
Non-interest income (2)	(100)	(236)	(328)
Total revenue	(801)	(873)	(711)
Provision for credit losses	–	–	–
Non-interest expenses (3)	7	41	4
Income tax expense/(benefit) (4)	(334)	(427)	(381)
Net income (loss)	$(474)	$(487)	$(334)
Net income (loss) attributable to non-controlling interests in subsidiaries	$–	$–	$–
Net income (loss) attributable to equity holders	$(474)	$(487)	$(334)
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(2)	Adjusted for net (gain)/loss on divestitures and wind-down of operations of $(367) in Q4 2023.
(3)	Adjusted for restructuring charge and severance provisions of $354, consolidation of real estate and contract termination costs of $87 and impairment of non-financial assets of $346 in Q4 2023.
(4)	Adjusted for the Canada Recovery Dividend of $579 in Q1 2023.
The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.
Net interest income,
non-interest
income, and the provision for income taxes in each period include the elimination of tax-exempt
income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
Q1 2024 vs Q1 2023
Net income attributable to equity holders was a net loss of $474 million, compared to a net loss of $913 million in the prior year. Adjusted net income attributable to equity holders was a net loss of $474 million compared to a net loss of $334 million in the prior year. The higher loss of $140 million was due mainly to lower revenue from higher funding costs, partly offset by higher income from liquid assets and lower taxable equivalent basis (TEB) gross-up which is offset in income taxes.
Q1 2024 vs Q4 2023
Net income attributable to equity holders increased $285 million from the prior quarter. On an adjusted basis, net income attributable to equity holders increased $13 million due mainly to lower expenses and higher revenues, partly offset by higher income taxes. The higher revenue is due primarily to lower TEB gross-up which is offset in income taxes.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T15 Geographic highlights

	For the three months ended January 31, 2024 (1)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,140	$226	$620	$344	$536	$165	$450	$292	$4,773
Non-interest income	2,125	362	270	158	125	122	301	197	3,660
Total revenue	4,265	588	890	502	661	287	751	489	8,433
Provision for credit losses	381	7	82	128	174	138	37	15	962
Non-interest expenses	2,589	335	416	175	252	185	374	413	4,739
Income tax expense	247	38	98	45	47	(10)	71	(3)	533
Net income	$1,048	$208	$294	$154	$188	$(26)	$269	$64	$2,199
Net income attributable to non-controlling interests in subsidiaries	–	–	7	1	8	(15)	24	–	25
Net income attributable to equity holders of the Bank	$1,048	$208	$287	$153	$180	$(11)	$245	$64	$2,174
Adjusted results (2)
Adjustments	6	–	–	–	5	–	1	1	13
Adjusted net income (loss) attributable to equity holders of the Bank	$1,054	$208	$287	$153	$185	$(11)	$246	$65	$2,187
Average Assets ($ billions)	$869	$220	$64	$27	$59	$14	$35	$135	$1,423
Average Liabilities ($ billions)	$847	$191	$60	$21	$56	$14	$31	$124	$1,344

	For the three months ended October 31, 2023 (1)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,135	$251	$574	$332	$486	$146	$444	$298	$4,666
Non-interest income	2,346	339	208	90	103	112	276	132	3,606
Total revenue	4,481	590	782	422	589	258	720	430	8,272
Provision for credit losses	722	21	90	127	136	103	36	21	1,256
Non-interest expenses	3,439	316	389	184	249	180	361	409	5,527
Income tax expense	(138)	51	74	28	45	(5)	69	11	135
Net income	$458	$202	$229	$83	$159	$(20)	$254	$(11)	$1,354
Net income attributable to non-controlling interests in subsidiaries	(3)	–	5	–	8	(10)	31	–	31
Net income attributable to equity holders of the Bank	$461	$202	$224	$83	$151	$(10)	$223	$(11)	$1,323
Adjusted results (2)
Adjustments	277	–	–	1	5	–	1	2	286
Adjusted net income (loss) attributable to equity holders of the Bank	$738	$202	$224	$84	$156	$(10)	$224	$(9)	$1,609
Average Assets ($ billions)	$861	$215	$62	$27	$60	$14	$34	$137	$1,410
Average Liabilities ($ billions)	$848	$175	$58	$21	$56	$13	$31	$130	$1,332

	For the three months ended January 31, 2023 (1)
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,233	$296	$514	$331	$378	$134	$424	$253	$4,563
Non-interest income	2,004	310	204	132	207	96	280	166	3,399
Total revenue	4,237	606	718	463	585	230	704	419	7,962
Provision for credit losses	228	3	56	98	121	75	36	21	638
Non-interest expenses	2,468	313	351	178	240	156	358	397	4,461
Income tax expense	811	82	67	45	33	2	74	(9)	1,105
Net income	$730	$208	$244	$142	$191	$(3)	$236	$10	$1,758
Net income attributable to non-controlling interests in subsidiaries	–	–	6	–	11	(4)	24	–	37
Net income attributable to equity holders of the Bank	$730	$208	$238	$142	$180	$1	$212	$10	$1,721
Adjusted results (2)
Adjustments	586	–	–	1	5	–	1	1	594
Adjusted net income (loss) attributable to equity holders of the Bank	$1,316	$208	$238	$143	$185	$1	$213	$11	$2,315
Average Assets ($ billions)	$834	$212	$54	$28	$59	$13	$34	$146	$1,380
Average Liabilities ($ billions)	$819	$185	$47	$22	$56	$11	$30	$135	$1,305
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures section starting on page 5.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T16 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	January 31 2024 (1)	October 31 2023 (1)	July 31 2023 (1)	April 30 2023 (1)	January 31 2023 (1)	October 31 2022 (1)	July 31 2022 (1)	April 30 2022 (1)
Reported results
Net interest income	$4,773	$4,666	$4,573	$4,460	$4,563	$4,622	$4,676	$4,473
Non-interest income	3,660	3,606	3,494	3,453	3,399	3,004	3,123	3,469
Total revenue	$8,433	$8,272	$8,067	$7,913	$7,962	$7,626	$7,799	$7,942
Provision for credit losses	962	1,256	819	709	638	529	412	219
Non-interest expenses	4,739	5,527	4,559	4,574	4,461	4,529	4,191	4,159
Income tax expense	533	135	497	484	1,105	475	602	817
Net income	$2,199	$1,354	$2,192	$2,146	$1,758	$2,093	$2,594	$2,747
Basic earnings per share ($)	1.70	1.01	1.72	1.69	1.36	1.64	2.10	2.16
Diluted earnings per share ($)	1.68	0.99	1.70	1.68	1.35	1.63	2.09	2.16
Net interest margin (%) (2)	2.19	2.15	2.10	2.12	2.11	2.18	2.22	2.23
Effective tax rate (%) (3)	19.5	9.1	18.5	18.4	38.6	18.5	18.8	22.9
Adjusted results (2)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$(367)	$–	$–	$–	$361	$–	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	–	354	–	–	–	85	–	–
Consolidation of real estate and contract termination costs	–	87	–	–	–	–	–	–
Impairment of non-financial assets	–	346	–	–	–	–	–	–
Amortization of acquisition-related intangible assets	18	19	20	21	21	24	24	24
Support costs for the Scene+ loyalty program	–	–	–	–	–	133	–	–
Total non-interest expenses adjustments (Pre-tax)	18	806	20	21	21	242	24	24
Total impact of adjusting items on net income before taxes	18	439	20	21	21	603	24	24
Impact of adjusting items on income tax expense:
Canada recovery dividend	–	–	–	–	579	–	–	–
Impact of other adjusting items on income tax expense	(5)	(150)	(5)	(6)	(6)	(81)	(7)	(6)
Total impact of adjusting items on net income	13	289	15	15	594	522	17	18
Adjusted net income	$2,212	$1,643	$2,207	$2,161	$2,352	$2,615	$2,611	$2,765
Adjusted diluted earnings per share ($)	1.69	1.23	1.72	1.69	1.84	2.06	2.10	2.18
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, the amounts for fiscal 2023 have been restated. Amounts for fiscal 2022 have been prepared in accordance with IFRS 4 and have not been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Refer to Non-GAAP Measures section starting on page 5.
(3)	Refer to Glossary on page 50 for the description of the measure.
Trending analysis
Earnings over the period were driven by generally higher net interest income and higher non-interest
income, partly offset by higher provision for credit losses and increased term funding costs.
Total revenue
Canadian Banking net interest income over the period has increased driven by loan and deposit growth and margin expansion. International Banking net interest income has trended upward driven by growth in residential mortgages and business loans and central bank rate increases.
Non-interest
income for Canadian Banking and International Banking has been stable over the period. Global Wealth Management fee-based
revenues continue to be impacted by market conditions. Global Banking and Markets revenues are affected by market conditions that impact client activity in the capital markets and business banking businesses. Revenues in the Other segment were impacted by higher term funding costs and asset/liability management activities.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Provision for credit losses have trended higher during the period driven by the unfavourable macroeconomic outlook, retail portfolio growth and more recently, the uncertainty around the impact of higher interest rates from policy tightening to address inflation. Higher impaired loan provisions due to higher formations and retail credit migration have also increased provision for credit losses over the period.
Non-interest
expenses
Non-interest
expenses for the period reflect the Bank’s continued investment in personnel and technology to support business growth as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of foreign currency translation also contributed to fluctuations over the period.
Provision for income taxes
The effective tax rate was 19.5% this quarter. The effective tax rate average was 20.5% over the period and was impacted by the recognition of the CRD in Q1 2023, increased statutory tax rates, divestitures, restructuring charge and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income and inflationary benefits.
Financial Position
T17 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	January 31 2024 (1)	October 31 2023 (1)	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$68.0	$91.2	(25.4)%	(24.0)%	(1.4)%
Trading assets	126.4	117.9	7.2	8.2	(1.0)
Securities purchased under resale agreements and securities borrowed	199.1	199.3	(0.1)	1.7	(1.8)
Investment securities	140.3	118.2	18.6	20.6	(2.0)
Loans	743.9	750.9	(0.9)	–	(0.9)
Other	115.2	133.5	(13.6)	(11.5)	(2.1)
Total assets	$1,392.9	$1,411.0	(1.3)%	–%	(1.3)%
Liabilities
Deposits	$939.8	$952.3	(1.3)%	(0.2)%	(1.1)%
Obligations related to securities sold under repurchase agreements and securities lent	162.1	160.0	1.3	3.3	(2.0)
Other liabilities	202.5	210.5	(3.7)	(2.4)	(1.3)
Subordinated debentures	8.0	9.7	(17.6)	(16.5)	(1.1)
Total liabilities	$1,312.4	$1,332.5	(1.5)%	(0.2)%	(1.3)%
Equity
Common equity (2)	$70.0	$68.7	1.8%	3.6%	(1.8)%
Preferred shares and other equity instruments	8.8	8.1	8.7	8.7	–
Non-controlling interests in subsidiaries	1.7	1.7	(1.9)	(3.2)	1.3
Total equity	$80.5	$78.5	2.4%	4.0%	(1.6)%
Total liabilities and equity	$1,392.9	$1,411.0	(1.3)%	–%	(1.3)%
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.
The Bank’s total assets were $1,393 billion as at January 31, 2024, a decrease of $18 billion or 1% from October 31, 2023. Cash and deposits with financial institutions decreased $23 billion due primarily to lower balances with central banks. Trading securities increased $9 billion due mainly to higher client activity. Loans decreased $7 billion. Residential mortgages decreased $3 billion due primarily to lower mortgages in Canada. Business and government loans decreased $4 billion, mainly in Chile and Peru. Derivative instrument assets decreased by $12 billion due to changes in foreign exchange rates, interest rates and lower activity. Investment securities increased $22 billion due mainly to increased holdings of U.S. and Canadian government debt. Other assets decreased $3 billion due mainly to lower collateral requirements.
Total liabilities were $1,312 billion as at January 31, 2024, a decrease of $20 billion or 1% from October 31, 2023. Total deposits decreased $13 billion. Personal deposits of $293 billion increased $4 billion due primarily to growth in term deposits in Canada. Business and government deposits were lower by $15 billion mainly in Canada. Financial instruments designated at fair value through profit or loss increased $5 billion due mainly to the changes in fair value. Obligations related to securities sold short increased by $7 billion due to higher client demand. Derivative instrument liabilities decreased $12 billion due to changes in interest rates, foreign exchange rates and lower activity. Subordinated debentures were lower by $2 billion due to an early redemption. Other liabilities decreased $6 billion due mainly to lower collateral, accrued charges and debt issued by subsidiaries.
Total shareholders’ equity was $80 billion, an increase of $2 billion from October 31, 2023. Equity was higher due to current year earnings of $2,199 million, net preferred share and other equity instrument issuances of $704 million, and common share issuances of $490 million primarily related to the Shareholder Dividend and Share Purchase Plan. Partly offsetting these items were dividends paid of $1,395 million.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2023 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2023 Annual Report.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Significant developments that took place during this quarter are as follows:
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described below. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models.
The base case scenario reflects the impact of stronger economic growth for the U.S. compared to last quarter, as the resilience to the tightening in monetary conditions continues, while Canada’s economic growth is modestly weaker than assumed last quarter. The Bank expects economic activity to slow significantly in the first half of 2024 in both economies, as past hikes in monetary policy continue to spill over. However, they should avoid a formal recession due to strong consumption, and in the U.S., a robust support from fiscal policy and productivity growth. The Bank expects the monetary policy rate in Canada and the U.S. to start its easing phase in the second quarter of 2024, but this easing will occur more slowly than previously assumed given headwinds to the reduction of inflation.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario is based on the banking sector turmoil in the U.S. and Europe in the spring of 2023, and features weaker demand and deteriorating private sector financial conditions and confidence. These are reducing economic activity and inflation worldwide from the base case scenario, requiring central banks to reduce their monetary policy rates to mitigate the decline in economic activity and prevent inflation from falling below targeted ranges. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case, in order to bring inflation under control, which is dampening economic activity.
The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 64 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

●
Gross Domestic Product (GDP):
The base case scenario assumes a near halt in economic activity in Canada and the U.S. in the first half of 2024, contributing to a significant weakening in annual real GDP growth in both economies from 2023 to 2024. In Canada, the economy is expected to grow by 0.5% in 2024 and by 1.3% in the U.S. Growth resumes in both economies in the second half of 2024, and is expected at 2.5% in Canada and 1.6% in the U.S. in 2025.

●
Unemployment Rate:
The base case scenario assumes an increase in the unemployment rate in both Canada and the U.S. this year and next, in line with the expected slowing in economic activity. The employment response to the slowdown in economic activity is expected to be muted relative to previous cycles owing to still high job vacancies and an expectation that firms will hold on to workers to a greater degree than previous recessions given the high costs of attracting and retaining workers. The outlook for the U.S. unemployment rate in 2024 is similar to last quarter’s, but is higher for Canada due to a more pronounced slowing in economic conditions and the strong population increase which raises labour supply significantly.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The total allowance for credit losses as at January 31, 2024, was $6,597 million compared to $6,629 million last quarter. The allowance for credit losses ratio was 86 basis points, an increase of one basis point. The allowance for credit losses on loans was $6,328 million, down $44 million from the prior quarter. The impact of foreign currency translation decreased the allowance by $85 million. This was mainly offset by higher formations in the International Banking retail and Canadian commercial portfolios, as well as the unfavourable macroeconomic outlook primarily impacting the commercial, corporate and Canadian retail portfolios.
The allowance against performing loans was lower at $4,424 million compared to $4,491 million as at October 31, 2023. The allowance for performing loans ratio was 61 basis points. The decrease was due primarily to the impact of foreign currency translation, partly offset by the impact of the unfavourable macroeconomic outlook mainly in the commercial, corporate and Canadian retail portfolios, as well as retail portfolio growth.
The allowance on impaired loans increased to $1,904 million from $1,881 million last quarter. The allowance for impaired loans ratio was 25 basis points, an increase of one basis point. The increase was due primarily to higher retail formations in International Banking across markets, and in the Canadian commercial portfolio due mainly to one account in the transportation sector, partly offset by the impact of foreign currency translation.
Impaired loans
Gross impaired loans increased to $6,119 million as at January 31, 2024, from $5,726 million last quarter. The increase was due primarily to new commercial formations in Canadian Banking mainly related to one account in the transportation sector, and higher retail formations in International Banking mainly in Chile, Mexico and Peru. This was partly offset by the impact of foreign exchange translation. The gross impaired loan ratio was 80 basis points, an increase of six basis points from last quarter.
Net impaired loans in Canadian Banking were $1,217 million, an increase of $268 million from last quarter, mainly related to one commercial account in the transportation sector. International Banking’s net impaired loans were $2,923 million, an increase of $130 million from last quarter, due primarily to higher net formations in the retail portfolio, mainly in Chile, Mexico and Peru, partly offset by the impact of foreign exchange translation. In Global Banking and Markets, net impaired loans were $40 million, a decrease of $41 million from last quarter, due primarily to repayments related to one account in the real estate sector. In Global Wealth Management, net impaired loans were $35 million, an increase of $13 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.55%, an increase of five basis points from 0.50% last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2024, these loans amounted to $462 billion or 60% of the Bank’s total loans and acceptances outstanding (October 31, 2023 – $466 billion or 60%). Of these, $364 billion or 79% are real estate secured loans (October 31, 2023 – $367 billion or 79%). The tables below provide more details by portfolios.
Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T18 Insured and uninsured residential mortgages and HELOCs, by geographic areas

	As at January 31, 2024
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$4,744	1.6%	$6,486	2.3%	$11,230	3.9%	$–	–%	$1,064	4.7%	$1,064	4.7%
Quebec	7,484	2.6	11,872	4.1	19,356	6.7	–	–	1,157	5.0	1,157	5.0
Ontario	30,179	10.5	130,356	45.3	160,535	55.8	–	–	13,436	59.0	13,436	59.0
Manitoba & Saskatchewan	5,123	1.8	4,350	1.5	9,473	3.3	–	–	606	2.7	606	2.7
Alberta	15,533	5.4	14,794	5.1	30,327	10.5	–	–	2,209	9.7	2,209	9.7
British Columbia & Territories	10,474	3.7	46,401	16.1	56,875	19.8	–	–	4,297	18.9	4,297	18.9
Canada (4)(5)	$73,537	25.6%	$214,259	74.4%	$287,796	100%	$–	–%	$22,769	100%	$22,769	100%
International	–	–	53,246	100	53,246	100	–	–	–	–	–	–
Total	$73,537	21.6%	$267,505	78.4%	$341,042	100%	$–	–%	$22,769	100%	$22,769	100%
	As at October 31, 2023
Canada (4)(5)	$75,538	26.0%	$214,715	74.0%	$290,253	100%	$–	–%	$22,472	100%	$22,472	100%
International	–	–	53,929	100	53,929	100	–	–	–	–	–	–
Total	$75,538	21.9%	$268,644	78.1%	$344,182	100%	$–	–%	$22,472	100%	$22,472	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,667 (October 31, 2023 – $3,710) of which $2,452 are insured (October 31, 2023 – $2,458).
(5)	Variable rate mortgages account for 33% (October 31, 2023 – 33%) of the Bank’s total Canadian residential mortgage portfolio.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T19 Distribution of residential mortgages by amortization periods, and by geographic areas

	As at January 31, 2024
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	35.4%	36.3%	27.6%	0.5%	0.2%	100%
International	64.5%	17.1%	17.2%	1.2%	0.0%	100%
	As at October 31, 2023
Canada	34.2%	37.4%	27.7%	0.5%	0.2%	100%
International	64.5%	17.2%	17.2%	1.1%	0.0%	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 74% uninsured (October 31, 2023 – 74%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 50% (October 31, 2023 – 49%).
The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T20 Loan to value ratios

	Uninsured LTV ratios
	For the three months ended January 31, 2024
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)
Atlantic provinces	57.7%	61.8%
Quebec	60.7	65.2
Ontario	60.8	60.4
Manitoba & Saskatchewan	63.4	61.4
Alberta	63.5	64.7
British Columbia & Territories	58.8	59.7
Canada (3)	60.6%	60.9%
International	72.1%	n/a
	For the three months ended October 31, 2023
Canada (3)	59.4%	61.4%
International	71.7%	n/a
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank
scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.
Loans to Canadian condominium developers
The Bank had loans outstanding to Canadian condominium developers of $3,191 million as at January 31, 2024 (October 31, 2023 – $3,259 million). This is a portfolio with developers who have long-term relationships with the Bank.
Commercial real estate exposures
The Bank’s commercial real estate portfolio was $66.6 billion, or 8.7% of the Bank’s total loans and acceptances outstanding as at January 31, 2024 (October 31, 2023 – $67.4 billion or 8.7%). This portfolio is largely comprised of loans to the residential and industrial sectors (73%), both with relatively stable fundamentals. Total exposure to the Office subsector (entities engaged in the construction, development or ownership of office properties as a business) represents approximately 9% of the commercial real estate portfolio, of which 60% are investment grade facilities. U.S. office exposure represents approximately 0.6% of the portfolio.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Regional
non-retail
exposures
The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (65% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.
The Bank has no direct exposure to Russia or Ukraine. While some customers may be negatively impacted by the conflict in the region and by trade restrictions as a result of sanctions, the impact to the Bank, to date, is immaterial and appropriately mitigated.
The Bank’s exposure to sovereigns was $67.4 billion as at January 31, 2024 (October 31, 2023 – $66.2 billion), $17.1 billion to banks (October 31, 2023 – $16.7 billion) and $121.5 billion to corporates (October 31, 2023 – $129.2 billion).
In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European
entities whose parent company is domiciled in Europe of $0.4 billion as at January 31, 2024 (October 31, 2023 – $0.3 billion).
The Bank’s regional credit exposures are distributed as follows:
T21 Bank’s regional credit exposures distribution

	As at
	January 31, 2024							October 31 2023
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total
Latin America (5)	$87,531	$9,004	$27,094	$2,015	$125,644	$7,716	$133,360	$137,715
Caribbean and Central America	12,398	4,033	3,662	33	20,126	3,283	23,409	23,302
Europe, excluding U.K.	7,650	2,815	1,343	4,683	16,491	10,601	27,092	26,415
U.K.	7,461	4,650	707	4,877	17,695	7,733	25,428	25,545
Asia	11,453	1,353	12,470	94	25,370	8,245	33,615	38,371
Other (6)	118	7	55	1	181	348	529	598
Total	$126,611	$21,862	$45,331	$11,703	$205,507	$37,926	$243,433	$251,946
(1)
Allowances for credit losses are $554. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $14,748 as at January 31, 2024 (October 31, 2023 – $16,297).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $6,863 and collateral held against SFT was $129,290.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes countries in the Pacific Alliance plus Brazil and Uruguay.
(6)	Includes Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. As a result of the implementation of the Fundamental Review of the Trading Book (FRTB) in Q1 2024, VaR, Stressed VaR (sVaR) and the Incremental Risk Charge (IRC) are no longer components of market risk capital. VaR remains a primary measure of market risk, with additional portfolios included in the calculation. Prior periods have been restated to conform to the current calculation of VaR. sVaR and IRC are no longer calculated.
T22 Market Risk Measures

	Average for the three months ended
Risk factor ($ millions)	January 31 2024	October 31 2023
Credit spread plus interest rate	$14.9	$14.3
Credit spread	8.5	7.1
Interest rate	10.2	13.5
Equities	5.8	4.4
Foreign exchange	4.1	4.6
Commodities	3.5	3.2
Debt specific	3.9	3.6
Diversification effect	(15.2)	(13.2)
Total VaR	$17.0	$16.9
In the first quarter of 2024, the average
one-day
Total VaR was largely unchanged at $17 million.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading
interest rate sensitivity
The following table shows the
pro-forma
pre-tax
impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

T23 Structural interest sensitivity

	As at
	January 31, 2024						October 31, 2023		January 31, 2023
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$(42)	$(52)	$(94)	$(516)	$(615)	$(1,131)	$(99)	$(1,256)	$(304)	$(1,689)
-100 bps	12	30	42	272	371	643	68	824	233	1,206
During the first quarter of 2024, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Board approves the risk appetite for structural interest rate risk, and the Asset Liability Committee (ALCO) and Global Risk Management (GRM) provide ongoing governance through structural interest rate risk policies, limits and operating frameworks. Structural interest rate risk reports are reviewed regularly by GRM, ALCO, and the Board.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading
risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading
risk measures is provided in the table below.
T24 Market risk linkage to Consolidated Statement of financial Position of the Bank

As at January 31, 2024 (1)	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$807	$807	$–	$–	n/a
Trading assets	126,387	125,200	1,187	–	Interest rate, FX
Derivative financial instruments	39,611	29,750	9,861	–	Interest rate, FX, equity
Investment securities	140,259	–	140,259	–	Interest rate, FX, equity
Loans	743,892	–	743,892	–	Interest rate, FX
Assets not subject to market risk (2)	341,930	–	–	341,930	n/a
Total assets	$1,392,886	$155,757	$895,199	$341,930
Deposits	$939,773	$–	$896,991	$42,782	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	32,074	–	32,074	–	Interest rate, equity
Obligations related to securities sold short	43,621	43,621	–	–	n/a
Derivative financial instruments	47,134	30,576	16,558	–	Interest rate, FX, equity
Trading liabilities (3)	427	427	–	–	n/a
Pension and other benefit liabilities	1,619	–	1,619	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (4)	247,786	–	–	247,786	n/a
Total liabilities	$1,312,434	$74,624	$947,242	$290,568
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(3)	Gold and silver certificates and bullion included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2023 (1)	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$937	$937	$–	$–	n/a
Trading assets	117,868	117,719	149	–	Interest rate, FX
Derivative financial instruments	51,340	36,512	14,828	–	Interest rate, FX, equity
Investment securities	118,237	–	118,237	–	Interest rate, FX, equity
Loans	750,911	–	750,911	–	Interest rate, FX
Assets not subject to market risk (2)	371,750	–	–	371,750	n/a
Total assets	$1,411,043	$155,168	$884,125	$371,750
Deposits	$952,333	$–	$908,649	$43,684	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	26,779	–	26,779	–	Interest rate, equity
Obligations related to securities sold short	36,403	36,403	–	–	n/a
Derivative financial instruments	58,660	36,018	22,642	–	Interest rate, FX, equity
Trading liabilities (3)	439	439	–	–	n/a
Pension and other benefit liabilities	1,524	–	1,524	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (4)	256,334	–	–	256,334	n/a
Total liabilities	$1,332,472	$72,860	$959,594	$300,018
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(3)	Gold and silver certificates and bullion included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the Condensed Interim Consolidated Financial Statements and in Note 35 to the Consolidated Financial Statements in the Bank’s 2023 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2024 unencumbered liquid assets were $320 billion (October 31, 2023 – $319 billion). Securities, including National Housing Act (NHA) mortgage-backed securities, comprised 81% of liquid assets (October 31, 2023 – 73%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals, were 19% (October 31, 2023 – 27%). The increase in total unencumbered liquid assets was attributable to an increase in securities, including NHA mortgage-backed securities, partly offset by a decrease in cash and deposits with central banks, and deposits with financial institutions.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at January 31, 2024. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:
T25 Liquid asset pool

	As at January 31, 2024
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$59,522	$–	$59,522	$–	$5,977	$53,545	$–
Deposits with financial institutions	7,727	–	7,727	–	42	7,685	–
Precious metals	807	–	807	–	–	807	–
Securities:
Canadian government obligations	67,272	33,367	100,639	30,987	–	69,652	–
Foreign government obligations	114,551	142,624	257,175	124,279	–	132,896	–
Other securities	70,098	100,115	170,213	142,385	–	27,828	–
NHA mortgage-backed securities	34,710	–	34,710	7,109	–	27,601	–
Total	$354,687	$276,106	$630,793	$304,760	$6,019	$320,014	$–

	As at October 31, 2023
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$82,050	$–	$82,050	$–	$6,115	$75,935	$–
Deposits with financial institutions	8,262	–	8,262	–	47	8,215	–
Precious metals	937	–	937	–	–	937	–
Securities:
Canadian government obligations	57,007	42,922	99,929	34,342	–	65,587	–
Foreign government obligations	104,123	129,814	233,937	110,941	–	122,996	–
Other securities	60,961	103,437	164,398	144,627	–	19,771	–
NHA mortgage-backed securities	33,503	–	33,503	7,548	–	25,955	–
Total	$346,843	$276,173	$623,016	$297,458	$6,162	$319,396	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T26 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	January 31 2024	October 31 2023
The Bank of Nova Scotia (Parent)	$247,882	$237,501
Bank domestic subsidiaries	34,339	39,988
Bank foreign subsidiaries	37,793	41,907
Total	$320,014	$319,396
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (88%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T27 Asset encumbrance

	As at January 31, 2024 (1)
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions		Encumbered assets		Unencumbered assets
($ millions)			Total assets	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)
Cash and deposits with central banks	$59,522	$–	$59,522	$–	$5,977	$53,545	$–
Deposits with financial institutions	7,727	–	7,727	–	42	7,685	–
Precious metals	807	–	807	–	–	807	–
Liquid securities:
Canadian government obligations	67,272	33,367	100,639	30,987	–	69,652	–
Foreign government obligations	114,551	142,624	257,175	124,279	–	132,896	–
Other liquid securities	70,098	100,115	170,213	142,385	–	27,828	–
Other securities	5,202	7,404	12,606	5,331	–	–	7,275
Loans classified as liquid assets:
NHA mortgage-backed securities	34,710	–	34,710	7,109	–	27,601	–
Other loans	716,822	–	716,822	5,498	65,580	14,816	630,928
Other financial assets (5)	258,510	(189,807)	68,703	13,267	–	–	55,436
Non-financial assets	57,665	–	57,665	–	–	–	57,665
Total	$1,392,886	$93,703	$1,486,589	$328,856	$71,599	$334,830	$751,304

	As at October 31, 2023 (1)
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)
Cash and deposits with central banks	$82,050	$–	$82,050	$–	$6,115	$75,935	$–
Deposits with financial institutions	8,262	–	8,262	–	47	8,215	–
Precious metals	937	–	937	–	–	937	–
Liquid securities:
Canadian government obligations	57,007	42,922	99,929	34,342	–	65,587	–
Foreign government obligations	104,123	129,814	233,937	110,941	–	122,996	–
Other liquid securities	60,961	103,437	164,398	144,627	–	19,771	–
Other securities	3,758	7,714	11,472	4,941	–	–	6,531
Loans classified as liquid assets:
NHA mortgage-backed securities	33,503	–	33,503	7,548	–	25,955	–
Other loans	724,952	–	724,952	4,693	88,682	13,064	618,513
Other financial assets (5)	273,930	(185,713)	88,217	15,287	–	–	72,930
Non-financial assets	61,560	–	61,560	–	–	–	61,560
Total	$1,411,043	$98,174	$1,509,217	$322,379	$94,844	$332,460	$759,534
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Assets which are restricted from being used to secure funding for legal or other reasons.
(3)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(4)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(5)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at January 31, 2024 total encumbered assets of the Bank were $420 billion (October 31, 2023 – $417 billion). Of the remaining $1,067 billion (October 31, 2023 – $1,092 billion) of unencumbered assets, $335 billion (October 31, 2023 – $332 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at January 31, 2024, the potential adverse impact on derivatives collateral that would result from a one-notch
or
two-notch
downgrade of the Bank’s rating below its lowest current rating was $18 million or $768 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.
The following table presents the Bank’s LCR for the quarter ended January 31, 2024, based on the average daily positions in the quarter:
T28 Bank’s average LCR
(1)

For the quarter ended January 31, 2024 ($ millions) (2)	Total unweighted Value (Average) (3)	Total weighted Value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$278,440

Cash outflows
Retail deposits and deposits from small business customers, of which:	$241,426	$23,131
Stable deposits	101,351	3,243
Less stable deposits	140,075	19,888
Unsecured wholesale funding, of which:	305,238	142,453
Operational deposits (all counterparties) and deposits in networks of cooperative banks	102,087	24,628
Non-operational deposits (all counterparties)	176,158	90,832
Unsecured debt	26,993	26,993
Secured wholesale funding	*	65,183
Additional requirements, of which:	270,470	60,098
Outflows related to derivative exposures and other collateral requirements	45,136	23,393
Outflows related to loss of funding on debt products	4,845	4,845
Credit and liquidity facilities	220,489	31,860
Other contractual funding obligations	1,362	1,355
Other contingent funding obligations (5)	572,600	7,480
Total cash outflows	*	$299,700

Cash inflows
Secured lending (e.g. reverse repos)	$275,399	$43,556
Inflows from fully performing exposures	32,948	20,297
Other cash inflows	24,557	24,557
Total cash inflows	$332,904	$88,410
		Total adjusted value (6)
Total HQLA	*	$278,440
Total net cash outflows	*	$211,290
Liquidity coverage ratio (%)	*	132%
For the quarter ended October 31, 2023 ($ millions)		Total adjusted value (6)
Total HQLA	*	$272,637
Total net cash outflows	*	$201,155
Liquidity coverage ratio (%)	*	136%
*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average of daily positions of the 62 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The decrease in the Bank’s average LCR for the quarter ended January 31, 2024 versus the average of the previous quarter was mainly attributable to higher outflows from non-operational deposits, partly offset by higher HQLA. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s NSFR as at January 31, 2024:
T29 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted Value (3)
As at January 31, 2024 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$88,863	$–	$–	$–	$88,863
Regulatory capital	88,863	–	–	–	88,863
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	192,080	85,375	36,580	50,945	333,941
Stable deposits	87,852	28,939	14,949	18,389	143,542
Less stable deposits	104,228	56,436	21,631	32,556	190,399
Wholesale funding:	189,148	292,068	50,197	136,289	323,103
Operational deposits	103,891	–	–	–	51,945
Other wholesale funding	85,257	292,068	50,197	136,289	271,158
Liabilities with matching interdependent assets (4)	–	2,295	1,462	15,852	–
Other liabilities:	73,527	139,118			20,445
NSFR derivative liabilities		7,348
All other liabilities and equity not included in the above categories	73,527	110,131	2,387	19,252	20,445
Total ASF					$766,352
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$20,671
Deposits held at other financial institutions for operational purposes	$1,904	$–	$–	$–	$952
Performing loans and securities:	107,142	186,537	65,640	495,179	560,330
Performing loans to financial institutions secured by Level 1 HQLA	6	26,521	5,021	–	4,319
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,552	80,488	10,531	11,353	28,360
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	62,703	64,009	30,273	222,516	287,716
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	154	370	2,026	1,578
Performing residential mortgages, of which:	22,185	14,532	19,503	253,505	215,910
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	22,185	14,420	19,349	238,977	203,428
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	19,696	987	312	7,805	24,025
Assets with matching interdependent liabilities (4)	–	2,295	1,462	15,852	–
Other assets:	2,690	193,115			55,906
Physical traded commodities, including gold	2,690				2,286
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		9,769			8,304
NSFR derivative assets		4,470			–
NSFR derivative liabilities before deduction of variation margin posted		24,839			1,242
All other assets not included in the above categories	–	109,967	–	44,070	44,074
Off-balance sheet items		490,600			18,591
Total RSF					$656,450
Net Stable Funding Ratio (%)					117%

As at October 31, 2023 ($ millions)	Weighted Value (3)
Total ASF	$772,315
Total RSF	665,144
Net stable funding ratio (%)	116%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.
Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The increase in the Bank’s NSFR as at January 31, 2024 versus the previous quarter was mainly attributable to higher ASF from retail deposits and lower RSF for loans and mortgages, partly offset by lower ASF from wholesale funding.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $389 billion as at January 31, 2024 (October 31, 2023 – $385 billion). The increase since October 31, 2023 is due primarily to growth in personal deposits and common equity. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $214 billion (October 31, 2023 – $216 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through Canada Mortgage and Housing Corporation (CMHC) programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit receivables through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not historically entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue offerings via its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia, Switzerland, Canada and Norway. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T30 Wholesale funding
(1)

	As at January 31, 2024
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$3,401	$1,359	$982	$431	$231	$6,404	$357	–	–	$6,761
Bearer notes, commercial paper and certificate of deposits	8,519	14,221	20,458	11,814	9,377	64,389	1,416	317	84	66,206
Asset-backed commercial paper (3)	2,672	7,358	2,578	491	–	13,099	–	–	–	13,099
Senior notes (4)(5)	1,497	3,623	7,642	1,185	2,238	16,185	2,228	7,968	11,605	37,986
Bail-inable notes (5)	3,607	5,620	2,218	1,898	5,729	19,072	17,947	26,145	14,969	78,133
Asset-backed securities	–	–	–	–	–	–	1,466	1,341	821	3,628
Covered bonds	–	–	–	2,906	1,453	4,359	11,494	25,796	5,947	47,596
Mortgage securitization (6)	–	548	1,750	811	650	3,759	4,368	7,589	3,405	19,121
Subordinated debt (7)	–	2	–	–	51	53	1,951	190	7,759	9,953
Total wholesale funding sources	$19,696	$32,731	$35,628	$19,536	$19,729	$127,320	$41,227	$69,346	$44,590	$282,483

Of Which:

Unsecured funding	$17,023	$24,825	$31,301	$15,329	$17,626	$106,104	$23,898	$34,620	$34,417	$199,039
Secured funding	2,673	7,906	4,327	4,207	2,103	21,216	17,329	34,726	10,173	83,444

	As at October 31, 2023
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,363	$1,197	$129	$693	$450	$4,832	$415	–	–	$5,247
Bearer notes, commercial paper and certificate of deposits	12,026	15,304	20,407	17,064	7,060	71,861	1,739	268	79	73,947
Asset-backed commercial paper (3)	4,532	3,998	2,655	1,397	–	12,582	–	–	–	12,582
Senior notes (4)(5)	176	3,034	4,047	7,740	1,392	16,389	2,250	8,651	11,593	38,883
Bail-inable notes (5)	–	613	9,450	2,288	1,889	14,240	20,462	26,063	15,204	75,969
Asset-backed securities	–	1	–	–	–	1	910	1,387	851	3,149
Covered bonds	–	1,834	–	–	2,935	4,769	9,163	29,892	5,976	49,800
Mortgage securitization (6)	–	953	548	1,751	811	4,063	3,627	7,851	4,268	19,809
Subordinated debt (7)	–	–	2	–	–	2	336	1,976	9,322	11,636
Total wholesale funding sources	$19,097	$26,934	$37,238	$30,933	$14,537	$128,739	$38,902	$76,088	$47,293	$291,022

Of Which:

Unsecured funding	$14,566	$20,148	$34,034	$27,784	$10,792	$107,324	$25,201	$36,959	$36,198	$205,682
Secured funding	4,531	6,786	3,204	3,149	3,745	21,415	13,701	39,129	11,095	85,340
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are principal at maturity based on remaining term.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $320 billion as at January 31, 2024 (October 31, 2023 – $319 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance
sheet commitments as at January 31, 2024, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.
T31 Contractual maturities

	As at January 31, 2024 (1)
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$60,687	$248	$362	$118	$183	$223	$444	$369	$5,422		$68,056
Trading assets	3,042	3,466	4,508	2,584	2,930	14,116	20,801	18,803	56,137		126,387
Securities purchased under resale agreements and securities borrowed	170,662	12,702	11,250	3,569	878	–	–	–	–		199,061
Derivative financial instruments	2,108	2,960	2,463	1,966	3,220	6,465	9,239	11,190	–		39,611
Investment securities – FVOCI	5,084	5,548	5,281	4,872	5,981	9,926	43,956	21,362	2,183		104,193
Investment securities – amortized cost	149	2,723	1,018	906	811	2,912	5,644	19,943	–		34,106
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,960		1,960
Loans	55,080	37,225	46,611	36,778	40,394	142,547	271,852	51,806	61,599		743,892
Residential mortgages	3,297	7,324	13,385	13,980	14,718	77,469	169,001	39,116	2,752	(2)	341,042
Personal loans	3,205	2,633	4,440	3,677	3,556	12,647	25,328	6,474	42,164		104,124
Credit cards	–	–	–	–	–	–	–	–	17,166		17,166
Business and government	48,578	27,268	28,786	19,121	22,120	52,431	77,523	6,216	5,845	(3)	287,888
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,328)		(6,328)
Customers’ liabilities under acceptances	13,088	2,901	9	–	–	–	–	–	–		15,998
Other assets	–	–	–	–	–	–	–	–	59,622		59,622
Total assets	$309,900	$67,773	$71,502	$50,793	$54,397	$176,189	$351,936	$123,473	$186,923		$1,392,886

Liabilities and equity
Deposits	$102,598	$72,037	$71,377	$50,434	$50,565	$75,303	$79,976	$23,554	$413,929		$939,773
Personal	17,712	17,308	16,673	17,704	19,409	30,695	11,158	232	161,685		292,576
Non-personal	84,886	54,729	54,704	32,730	31,156	44,608	68,818	23,322	252,244		647,197
Financial instruments designated at fair value through profit or loss	1,308	1,079	958	1,301	1,520	5,099	7,382	13,427	–		32,074
Acceptances	13,184	2,901	9	–	–	–	–	–	–		16,094
Obligations related to securities sold short	934	3,444	3,434	2,821	764	2,689	10,900	8,922	9,713		43,621
Derivative financial instruments	1,949	2,429	2,422	2,319	3,636	6,690	10,632	17,057	–		47,134
Obligations related to securities sold under repurchase agreements and securities lent	159,738	2,355	18	4	–	–	–	–	–		162,115
Subordinated debentures	–	–	–	–	–	1,913	–	6,071	–		7,984
Other liabilities	648	1,103	1,690	1,840	773	6,844	6,095	8,140	36,506		63,639
Total equity	–	–	–	–	–	–	–	–	80,452		80,452
Total liabilities and equity	$280,359	$85,348	$79,908	$58,719	$57,258	$98,538	$114,985	$77,171	$540,600		$1,392,886

Off-balance sheet commitments
Credit commitments (4)	$6,158	$12,098	$22,031	$16,770	$18,012	$43,758	$147,996	$10,693	–		$277,516
Guarantees and letters of credit (5)	–	–	–	–	–	–	–	–	46,333		46,333
Outsourcing obligations (6)	18	35	52	52	31	11	33	21	–		253
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(6)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2023 (1)
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$85,337	$383	$50	$45	$47	$132	$246	$199	$4,810		$91,249
Trading assets	2,822	6,336	7,434	2,798	3,687	8,878	18,512	16,942	50,459		117,868
Securities purchased under resale agreements and securities borrowed	174,243	11,632	8,185	3,247	2,018	–	–	–	–		199,325
Derivative financial instruments	3,403	5,590	3,641	2,772	2,238	7,917	12,495	13,284	–		51,340
Investment securities – FVOCI	2,679	6,299	8,095	4,006	4,718	9,754	30,602	15,997	2,164		84,314
Investment securities – amortized cost	291	560	754	1,063	826	2,937	5,217	20,336	–		31,984
Investment securities – FVTPL	–	–	–	–	–	–	51	–	1,888		1,939
Loans	61,791	38,905	39,256	39,951	35,611	132,128	291,332	52,390	59,547		750,911
Residential mortgages	3,722	6,362	10,961	12,478	14,087	70,902	183,644	39,776	2,250	(2)	344,182
Personal loans	3,594	2,538	4,168	4,398	3,581	13,419	24,456	6,782	41,234		104,170
Credit cards	–	–	–	–	–	–	–	–	17,109		17,109
Business and government	54,475	30,005	24,127	23,075	17,943	47,807	83,232	5,832	5,326	(3)	291,822
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,372)		(6,372)
Customers’ liabilities under acceptances	15,243	3,307	73	5	–	–	–	–	–		18,628
Other assets	–	–	–	–	–	–	–	–	63,485		63,485
Total assets	$345,809	$73,012	$67,488	$53,887	$49,145	$161,746	$358,455	$119,148	$182,353		$1,411,043

Liabilities and equity
Deposits	$109,973	$65,320	$70,697	$58,361	$46,318	$68,912	$86,716	$27,160	$418,876		$952,333
Personal	18,320	16,379	18,241	13,690	16,668	25,987	15,199	828	163,305		288,617
Non-personal	91,653	48,941	52,456	44,671	29,650	42,925	71,517	26,332	255,571		663,716
Financial instruments designated at fair value through profit or loss	385	696	1,333	1,084	1,361	6,979	4,045	10,896	–		26,779
Acceptances	15,333	3,307	73	5	–	–	–	–	–		18,718
Obligations related to securities sold short	312	2,039	2,216	1,016	2,032	2,915	6,827	7,503	11,543		36,403
Derivative financial instruments	2,542	4,561	2,866	2,328	1,983	8,440	14,489	21,451	–		58,660
Obligations related to securities sold under repurchase agreements and securities lent	157,525	821	1,661	–	–	–	–	–	–		160,007
Subordinated debentures	–	–	–	–	–	252	1,714	7,727	–		9,693
Other liabilities (3)	530	1,809	1,309	1,248	1,556	7,642	6,021	8,021	41,743		69,879
Total equity	–	–	–	–	–	–	–	–	78,571		78,571
Total liabilities and equity	$286,600	$78,553	$80,155	$64,042	$53,250	$95,140	$119,812	$82,758	$550,733		$1,411,043

Off-balance sheet commitments
Credit commitments (4)	$7,709	$8,558	$22,634	$17,905	$19,784	$47,035	$150,573	$11,571	$–		$285,769
Guarantees and letters of credit (5)	–	–	–	–	–	–	–	–	49,112		49,112
Outsourcing obligations (6)	18	35	52	52	52	39	33	24	–		305
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements.

(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(6)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by Morningstar DBRS, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. The Bank’s bail-inable senior debt is rated AA (low) by Morningstar DBRS, A2 by Moody’s, AA- by Fitch and
A-
by S&P. As of January 31, 2024, all rating agencies have a Stable outlook on the Bank. There were no changes made to the Bank’s credit ratings or outlooks during the quarter.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
The Bank continues to manage its capital in accordance with the capital management framework as described on pages 56 to 68 of the Bank’s 2023 Annual Report.
In June 2023, OSFI announced that the Domestic Stability Buffer (DSB) will increase to 3.5% of total risk-weighted assets (RWA), effective November 1, 2023. In addition, in December 2023, OSFI maintained the DSB at 3.5% of RWA. OSFI’s minimum regulatory capital ratio requirements, including the
D-SIB
1.0% surcharge and its DSB are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively.
Revised Basel III reforms
The final Basel III reforms for credit and operational risk were implemented in the second quarter of 2023, including an aggregate output floor, which ensures that banks’ RWAs generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. There is an international phase-in
period for the 72.5% aggregate capital output floor from 2023 until 2028, beginning at 65% for Canadian banks, increasing by 2.5% each year, to 72.5% in the first quarter of 2026. Internationally, adoption of the revised Basel III reforms is varied across jurisdictions. Current expectations are that many jurisdictions will implement no earlier than 2025.
In addition, the revised credit valuation adjustment framework (CVA) and Fundamental Review of the Trading Book (FRTB) market risk requirements were effective November 1, 2023 for the Bank with an approximate impact of
-28
basis points.
OSFI capital requirements for real estate secured lending
In June 2022 OSFI released a new Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20),
which complements existing expectations under Guideline
B-20.
The Advisory articulates OSFI’s expectations regarding underwriting practices, procedures and capital requirements for Canadian residential mortgages within Combined Loan Plans (CLPs). The changes affected the Bank’s Scotia Total Equity Plan (STEP) product, which is considered a CLP. OSFI expects the balance within a STEP above 65% Loan To Value (LTV) to be amortizing and non-readvanceable. The changes apply to newly originated STEPs as well as existing STEPs beginning November 1 st
, 2023 onward. To give effect to these changes, the portion of the STEP Global Limit above 65% LTV is reduced on a straight-line basis each month over 25 years until the STEP Global Limit reaches 65% LTV. This ensures that principal payments on balances over 65% LTV are non-readvanceable in-line with OSFI expectations.
OSFI Capital Adequacy Requirements (CAR) guidelines were updated, effective November 1, 2023. These changes require an increase in RWA for mortgages that have been in negative-amortization for three consecutive months with LTV over 65%. The Bank’s variable rate mortgage product adjusts the payment automatically with each change in the Bank’s Prime Lending Rate such that the amortization of the loan remains on track. As a result, the change in capital requirements for negative-amortization mortgages was not material to the Bank.
OSFI finalizes its Solo Total Loss Absorbing Capacity (TLAC) framework
In September 2023, OSFI finalized changes to its Solo TLAC Framework, effective the first quarter of 2024. Under this framework, OSFI has established a risk-based Solo TLAC ratio, which builds on the risk-based TLAC ratio set out in OSFI’s TLAC Guideline and the risk-based capital ratios described within OSFI’s Capital Adequacy Requirements Guideline. The risk-based Solo TLAC ratio will be the primary basis used by OSFI to assess the sufficiency of TLAC that is readily available to the domestic Parent Bank and to assess the Parent’s ability to act as a source of strength for its subsidiaries and/or other affiliates.
D-SIBs
are required to maintain a minimum Solo TLAC ratio of 21.5% on a continuous basis. Public disclosure of a
D-SIBs’
Solo TLAC ratio is not presently a requirement. OSFI plans to consult on its data assurance and its future public disclosure expectations in due course.
The Bank is compliant with OSFI’s final Solo TLAC requirements.
Regulatory capital and total loss absorbing capacity ratios
The Bank’s various regulatory capital and total loss absorbing capacity measures consist of the following:
T32 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	January 31 2024	October 31 2023
	Revised Basel III	Revised Basel III
Common Equity Tier 1 capital (1)	$58,060	$57,041
Tier 1 capital (1)	66,952	65,223
Total regulatory capital (1)	75,401	75,651
Total loss absorbing capacity (TLAC) (2)	130,445	134,504
Risk-weighted assets (1)(3)	$451,018	$440,017
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	12.9	13.0
Tier 1 capital ratio	14.8	14.8
Total capital ratio	16.7	17.2
Total loss absorbing capacity ratio (2)	28.9	30.6
Leverage (4) :
Leverage exposures	$1,547,503	$1,562,963
Leverage ratio (%)	4.3	4.2
Total loss absorbing capacity leverage ratio (%) (2)	8.4	8.6
(1)
The Q1 2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The prior year regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)
As at January 31, 2024, CET1, Tier 1, Total Capital and TLAC risk-weighted assets (RWA) include a Basel III floor adjustment of $7.8 billion (as at October 31, 2023, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA).

(4)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s CET1 capital ratio was 12.9% as at January 31, 2024, a decrease of approximately 10 basis points from the prior quarter. The CET1 ratio benefited 45 basis points from earnings, share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan, and revaluation gains on FVOCI securities, offset by higher RWA. The RWA increase was primarily driven by the adoption impacts of the revised Basel III FRTB market and CVA capital requirements and the 2.5% phase-in increase in the standardized capital floor of approximately 70 basis points, net of actions taken by the businesses to reduce the impact to 48 bps.
The Bank’s Tier 1 capital ratio was 14.8% as at January 31, 2024, unchanged from the prior quarter, as the above noted impacts to the CET1 ratio and a redemption of $300 million of NVCC preferred shares were offset by a USD $750 million issuance of Limited Recourse Capital Notes (NVCC).
The Bank’s Total capital ratio was 16.7% as at January 31, 2024, a decrease of approximately 50 basis points from the prior quarter, due mainly to the above noted impacts to the Tier 1 capital ratio and a redemption of $1.75 billion of NVCC subordinated debentures.
The Leverage ratio was 4.3% as at January 31, 2024, an increase of approximately 10 basis points from the prior quarter, due primarily to higher Tier 1 capital.
The TLAC ratio was 28.9% as at January 31, 2024, a decrease of approximately 170 basis points from the prior quarter, mainly from lower available TLAC and higher risk-weighted assets.
The TLAC Leverage ratio was 8.4%, a decrease of approximately 20 basis points, due primarily to lower available TLAC.
As at January 31, 2024, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.
Continuity of Common Equity Tier 1 ratio
(1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $58.1 billion, as at January 31, 2024, an increase of $1.0 billion from the prior quarter, due primarily to quarterly earnings less dividends of $ 779 million, lower regulatory capital deductions of $552 million and share issuances of $486 million from the Shareholder Dividend and Share Purchase Plan, partly offset by lower net accumulated other comprehensive income included for regulatory capital of $866 million.
Risk-weighted assets
CET1 risk-weighted assets (RWA) increased during the quarter by $11.0 billion (or 2.5%) to $451.0 billion. The adoption impact of revised Basel III FRTB and CVA capital requirements and the 2.5% increase in the standardized capital floor, were partly offset by optimization efforts taken by management during the quarter. RWA increased due to model updates and methodology changes, changes in book quality, and the increase in market risk capital requirements, partly offset by the impact from foreign currency translation.
Global systemically important bank
(G-SIB)
disclosures
In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a
G-SIB
in the past year are required to participate in an annual survey.
The
G-SIB
indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2023, the Bank is not considered to be a
G-SIB
based on October 31, 2022 indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2021. The
G-SIB
indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.
T33
G-SIB
indicators

As at and for the year ended October 31 ($ millions)
Category (1)	Indicator (1)	2023	2022
Cross-jurisdictional activity	Cross-jurisdictional claims	$621,748	$643,118
	Cross-jurisdictional liabilities	568,961	435,855
Size	Total exposures as defined for use in the Basel III leverage ratio	1,568,857	1,513,699
Interconnectedness	Intra-financial system assets	137,060	140,274
	Intra-financial system liabilities	113,679	108,988
	Securities outstanding	329,609	343,516
Substitutability/financial institution infrastructure	Payments activity	15,688,250	17,254,651
	Assets under custody	398,517	371,855
	Underwritten transactions in debt and equity markets	86,683	87,482
	Trading volume
	– Trading volume fixed income	3,608,810	2,809,979
	– Trading volume equities and other securities	1,453,062	1,554,656
Complexity	Notional amount of over-the-counter derivatives	7,439,646	7,291,214
	Trading, FVTPL, and FVOCI securities	49,485	38,359
	Level 3 assets	1,810	1,750
(1)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2018).

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Changes in
G-SIB
indicators
During 2023, payment activity decreased due primarily to lower volumes in Canadian and U.S. dollars. Cross-jurisdictional claims have increased mainly from deposits. Other year-over-year movements generally reflect changes in business activity or impacts from foreign currency translation.
Common dividend
The Board of Directors, at its meeting on February 26, 2024, approved a dividend of $1.06 per share, unchanged from last quarter. This quarterly dividend is payable to shareholders of record as of April 2, 2024, on April 26, 2024.
Shareholders of the Bank may elect to have their cash dividends reinvested in common shares of the Bank, in accordance with the Shareholder Dividend and Share Purchase Plan (the Plan). The Bank has determined that until further announcement, the Bank will continue to issue the common shares from treasury with a discount of 2% to the average market price (as defined in the Plan). Prior to the dividend paid on April 26, 2023, common shares received by participants under the Plan were shares purchased from the open market at prevailing market prices.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 169 of the Bank’s 2023 Annual Report.
Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 85 of the Bank’s 2023 Annual Report).
Total derivative notional amounts were $8,064 billion as at January 31, 2024, compared to $8,015 billion as at October 31, 2023. The quarterly increase was due to higher volume of interest rate contracts and foreign exchange contracts, largely offset by foreign currency translation. The total notional amount of over-the-counter
derivatives was $7,428 billion compared to $7,437 billion as at October 31, 2023, of which $5,330 billion was settled through central counterparties as at January 31, 2024 (October 31, 2023 – $5,396 billion). The credit equivalent amount, after taking master netting arrangements into account, was $34.3 billion, compared to $36.0 billion at October 31, 2023. The decrease was primarily attributable to the lower exposure of interest rate contracts offset by an increase in foreign exchange and equity contracts.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 72 of the Bank’s 2023 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.
Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 69 to 71 of the Bank’s 2023 Annual Report.
Structured entities
The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $7.3 billion as at January 31, 2024 (October 31, 2023 – $7.1 billion). As at January 31, 2024, total commercial paper outstanding for these conduits was $6.2 billion (October 31, 2023 – $5.4 billion). Funded assets purchased and held by these conduits as at January 31, 2024, as reflected at original cost, were $6.1 billion (October 31, 2023 – $5.3 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2023.
Securitizations
The Bank securitizes a portion of its Canadian personal and small business credit card receivables (receivables) through Trillium Credit Card Trust II (Trillium), a Bank-sponsored structured entity. Trillium issues senior and subordinated notes to investors. The proceeds of such issuances are used to purchase co-ownership interests in the receivables originated by the Bank. The sale of such co-ownership interests does not qualify for derecognition and therefore the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. Recourse of the noteholders is limited to the purchased co-ownership interests. During the quarter, $0.6 billion receivables were securitized through Trillium (October 31, 2023 – $0.9 billion). As at January 31, 2024, there were no outstanding Bank-held subordinated notes issued by Trillium.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory Developments
The Bank continues to monitor global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section in the Bank’s 2023 Annual Report, as may be updated below.
OSFI Integrity and Security Guideline
On January 31, 2024, OSFI issued its Integrity and Security Guideline, which outlines the regulator’s expectations for federally regulated financial institutions (FRFIs) to safeguard against foreign interference and related risks while ensuring the integrity and security of their operations. The guideline covers various areas, including governance aspects such as vetting board members and senior leadership, conducting employee background checks, and managing access to critical infrastructure. It also establishes requirements for reporting any incidents or events related to foreign interference, undue influence, or malicious activity. Although the reporting obligations are immediate, FRFIs have one year to meet the expanded expectations outlined in the guideline. The Bank is working to implement any required changes to ensure its compliance by the effective dates of January 31, 2025, for all obligations, except conducting employee background checks and July 31, 2025 for conducting employee background checks.
OSFI Draft Revised Guideline E-23 Model Risk
The E-23 Guideline, which is principles-based, sets out OSFI’s expectations related to enterprise-wide model risk management (MRM). It applies to all federally regulated financial institutions and to all models, whether they require formal regulatory approval or not. OSFI expects model risk to be managed on a risk-based and enterprise-wide basis. Decisions on how to best manage enterprise model risk remain the responsibility of the organization. It is expected that, as a result of these changes, the Bank’s enterprise risk governance framework will be reviewed. The guideline is currently under consultation and the final version is expected to be published in June 2024 with effective implementation as of July 1, 2025. The Bank is monitoring this proposed regulatory development.
Interest Rate Benchmark Reform
The publication of the overnight and
12-month
U.S. Dollar London Interbank Offered Rate (USD LIBOR) tenors has ceased, and the one-month,
three-month
and
six-month
USD LIBOR tenors became
non-representative
as of June 30, 2023. These
non-representative
tenors will be published on a synthetic basis until September 30, 2024, to allow market participants to use such rates in legacy contracts. The Bank has successfully transitioned all of its USD LIBOR contracts to alternative risk-free rates either through amendments in advance as of June 30, 2023, or reliance through fallback provisions.
As previously announced by Refinitiv Benchmark Services (UK) Limited, one-month,
two-month,
and three-month Canadian Dollar Offered Rate (CDOR) tenors will continue to be published until June 28, 2024 (the cessation date). OSFI expects FRFIs to transition CDOR-linked transactions to Canadian Overnight Repo Rate Average (CORRA) before the cessation date.
CanDeal Benchmark Solutions and TMX Datalinx have launched the one-month
and three-month Term CORRA benchmark on September 5, 2023. The Canadian Alternative Reference Rate working group (CARR) has announced that after November 1, 2023, all new loan contracts must reference only Overnight CORRA, Term CORRA, or Prime Rate instead of CDOR or a bankers’ acceptance rate.
The Bank’s Transition Plan aligns with the CDOR transition roadmap and milestones published by CARR. After June 30, 2023, all new derivatives and securities transactions of the Bank must reference CORRA benchmarks with permissible exceptions. With the cessation of CDOR, Bankers Acceptance (BA) based loan facilities will be transitioned to alternative rates such as CORRA or Prime. BA securities, which are produced as a result of
BA-based
loan facilities, will no longer be issued after the cessation of CDOR and will be replaced by other short-term money market instruments. The details regarding the Bank’s Transition Program for the interest rate benchmark reform are described in Note 4 of the 2023 Annual Report.
Canadian Federal Tax Measures
On November 30, 2023, the Federal Government introduced Bill
C-59,
the Fall Economic Statement Implementation Act, 2023 (Bill
C-59)
in the House of Commons. Bill
C-59
includes legislation on equity repurchases by publicly listed companies, partnerships and trusts, amendments to the General Anti-Avoidance Rule (GAAR), revisions to the excessive interest and financing expenses limitation (EIFEL) rules, and the denial of the dividend received deduction for financial institutions on Canadian shares that are mark-to-market property.
Global Minimum Tax
The Organisation for Economic Co-operation and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises pay a minimum effective tax of 15% in each jurisdiction they operate. OECD member countries are in the process of developing domestic tax legislation to implement the rules.
On May 23, 2023, the IASB issued amendments to IAS 12
Income Taxes
introducing a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two Global Minimum Tax (GMT) rules. The Bank has applied the deferred tax exception and continues to monitor the progress of relevant legislation globally. Effective November 1, 2023 for the Bank, disclosures related to Pillar Two exposures are required for current taxes related to effective rules and impacts from enacted legislation not yet in effect. The Bank is assessing the impact of presently enacted or substantively enacted legislation in applicable jurisdictions, which is not yet reasonably estimable. Based on our current assessment, there are a limited number of jurisdictions where the transitional safe harbour does not apply. For the jurisdictions that the Bank cannot rely on the transitional safe harbour, the Bank is working on detailed calculations in accordance with the GMT rules. For Canada, it is anticipated that the GMT rules, once enacted, will be applicable to the Bank commencing fiscal 2025.
Accounting Policies and Controls
Accounting policies and estimates
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34
Interim Financial Reporting
, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2023, as described in Note 3 of the Bank’s audited consolidated financial statements in the 2023 Annual Report except for changes to the accounting for insurance contracts as a result of adopting IFRS 17
Insurance Contracts
. These are discussed in Notes 3 and 4 of the condensed interim consolidated financial statements.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2023 Annual Report.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2023 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Share Data
T34 Shares and other instruments

January 31, 2024	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$20,599		$1.06		1,222,127	n/a

NVCC Preferred Shares
Preferred shares Series 40 (3)		$–		$–		–	–

NVCC Additional Tier 1 Securities (4)(6)	Amount ($ millions)		Distribution (5)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes	U.S.$	1,250	U.S.$	20.8190		8.23607	1,250
Subordinated Additional Tier 1 Capital Notes	U.S.$	1,250	U.S.$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2	U.S.$	600	U.S.$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4	U.S.$	750	U.S.$	21.5625		8.625	750
Limited Recourse Capital Notes Series 5 (7)	U.S.$	750	U.S.$	23.3333		8.000	750

NVCC Subordinated Debentures (4)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025					U.S.$	1,250	4.500
Subordinated debentures due January 2029 (8)						$–	3.890
Subordinated debentures due July 2029						$1,500	2.836
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due December 2033					JPY	12,000	1.830
Subordinated debentures due May 2037					U.S.$	1,250	4.588

Other	Amount ($ millions)		Distribution (5)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (9)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							13,532
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on February 27, 2024. The Board of Directors, at its meeting on February 26, 2024, approved a dividend payable on April 26, 2024 to shareholders of record as of April 2, 2024.

(2)	As at February 16, 2024, the number of outstanding common shares and options were 1,222,133 thousand and 13,445 thousand, respectively.
(3)
On January 29, 2024, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 40 at a price equal to $25.00 per share plus dividends declared on November 28, 2023 of $0.303125 per Series 40 share. For more details, refer to Note 12 of the Consolidated Financial Statements.

(4)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 21 and 24 of the Consolidated Financial Statements in the Bank’s 2023 Annual Report for further details. The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes as at January 31, 2024 would be 4,640 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(5)	Distributions per face amount of $1,000 or U.S.$1,000 semi-annually or quarterly, as applicable.
(6)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(7)
On January 12, 2024, the Bank issued U.S.$750 million 8.00% Fixed Rate Resetting Limited Recourse Capital Notes Series 5 (NVCC) (LRCN Series 5). In connection with the issuance of LRCN Series 5, the Bank issued U.S.$750 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (Series 5 AT1 Notes) to a consolidated trust to be held as trust assets in connection with the Limited Recourse Capital Notes structure. For more details, refer to Note 12 of the Consolidated Financial Statements.

(8)
On January 18, 2024, the Bank redeemed all outstanding $1,750 million 3.89% Subordinated Debentures (NVCC) due January 2029, at 100% of their principal amount plus accrued interest. For more details, refer to Note 12 of the Consolidated Financial Statements.

(9)	These securities have exchange features. Refer to Table 31 in the Bank’s 2023 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s Consolidated Financial Statements in the 2023 Annual Report.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance for Credit Losses Ratio:
The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Impaired Loans Ratio:
The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Performing Loans Ratio:
The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point:
A unit of measure defined as
one-hundredth
of one percent.
Book Value per Common Share:
Common shareholders’ equity divided by the number of outstanding common shares at the end of the period.
Canadian Overnight Repo Rate Average (CORRA):
CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Revised Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.
Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is calculated as core net interest income for the business line divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Non-Viability Contingent Capital (NVCC):
In order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Pacific Alliance:
Comprises the countries of Chile, Colombia, Mexico and Peru.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
This ratio represents
non-interest
expenses as a percentage of total revenue. Management uses the productivity ratio as a measure of the Bank’s efficiency.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term
funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 11.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Revised Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Revised Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.
Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
The Bank analyzes net interest income,
non-interest
income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall change in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank First Quarter Report 2024

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).
Sovereign:
Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to U.S. $100 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel III Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on
is determined under the Revised Basel III Framework by comparing RWA generated for IRB and standardized portfolios to RWA calculated under a standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

55	Condensed Interim Consolidated Financial Statements

60	Notes to the Condensed Interim Consolidated Financial Statements

	60	Note 1 - Reporting entity

	60	Note 2 - Basis of preparation

	60	Note 3 - Material accounting policies

	61	Note 4 - Transition to IFRS 17

	61	Note 5 - Future accounting developments

	61	Note 6 - Cash and deposits with financial institutions

	61	Note 7 - Investment securities

	62	Note 8 - Loans, impaired loans and allowance for credit losses

69	Note 9 - Derecognition of financial assets

70	Note 10 - Investments in associates

71	Note 11 - Deposits

71	Note 12 - Capital and financing transactions

72	Note 13 - Capital management

72	Note 14 - Share-based payments

73	Note 15 - Employee benefits

73	Note 16 - Operating segments

75	Note 17 - Interest income and expense

75	Note 18 - Earnings per share

75	Note 19 - Financial instruments

81	Note 20 - Corporate income taxes

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2024 (1)	October 31 2023 (1)
Assets
Cash and deposits with financial institutions	6	$67,249	$90,312
Precious metals		807	937
Trading assets
Securities		116,864	107,612
Loans		7,640	7,544
Other		1,883	2,712
		126,387	117,868
Securities purchased under resale agreements and securities borrowed		199,061	199,325
Derivative financial instruments		39,611	51,340
Investment securities	7	140,259	118,237
Loans
Residential mortgages	8	341,042	344,182
Personal loans	8	104,124	104,170
Credit cards	8	17,166	17,109
Business and government	8	287,888	291,822
		750,220	757,283
Allowance for credit losses	8(c)	6,328	6,372
		743,892	750,911
Other
Customers’ liability under acceptances, net of allowance		15,998	18,628
Property and equipment		5,519	5,642
Investments in associates	10	1,957	1,925
Goodwill and other intangible assets		16,981	17,193
Deferred tax assets		3,186	3,541
Other assets		31,979	35,184
		75,620	82,113
Total assets		$1,392,886	$1,411,043
Liabilities
Deposits
Personal	11	$292,576	$288,617
Business and government	11	597,114	612,267
Financial institutions	11	50,083	51,449
		939,773	952,333
Financial instruments designated at fair value through profit or loss	19(b)	32,074	26,779
Other
Acceptances		16,094	18,718
Obligations related to securities sold short		43,621	36,403
Derivative financial instruments		47,134	58,660
Obligations related to securities sold under repurchase agreements and securities lent		162,115	160,007
Subordinated debentures	12	7,984	9,693
Other liabilities		63,639	69,879
		340,587	353,360
Total liabilities		1,312,434	1,332,472
Equity
Common equity
Common shares	12	20,599	20,109
Retained earnings		56,443	55,673
Accumulated other comprehensive income (loss)		(6,998)	(6,931)
Other reserves		(67)	(84)
Total common equity		69,977	68,767
Preferred shares and other equity instruments	12	8,779	8,075
Total equity attributable to equity holders of the Bank		78,756	76,842
Non-controlling interests in subsidiaries		1,696	1,729
Total equity		80,452	78,571
Total liabilities and equity		$1,392,886	$1,411,043
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Revenue
Interest income (2)
Loans		$11,912	$11,823	$10,619
Securities		2,303	1,899	1,458
Securities purchased under resale agreements and securities borrowed		346	377	336
Deposits with financial institutions		878	1,010	743
	17	15,439	15,109	13,156
Interest expense
Deposits		9,913	9,726	7,834
Subordinated debentures		135	133	105
Other		618	584	654
	17	10,666	10,443	8,593
Net interest income		4,773	4,666	4,563
Non-interest income
Card revenues		209	199	201
Banking services fees		500	474	469
Credit fees		496	479	466
Mutual funds		538	527	532
Brokerage fees		291	284	279
Investment management and trust		266	259	253
Underwriting and advisory fees		136	152	102
Non-trading foreign exchange		228	239	232
Trading revenues		473	197	634
Net gain on sale of investment securities		3	(1)	44
Net income from investments in associated corporations		46	18	16
Insurance service results		114	104	100
Other fees and commissions		291	322	186
Other		69	353	(115)
		3,660	3,606	3,399
Total revenue		8,433	8,272	7,962
Provision for credit losses		962	1,256	638
		7,471	7,016	7,324
Non-interest expenses
Salaries and employee benefits		2,446	2,451	2,338
Premises and technology		708	700	639
Depreciation and amortization		421	590	406
Communications		106	99	94
Advertising and business development		152	159	136
Professional		162	219	175
Business and capital taxes		183	162	161
Other		561	1,147	512
		4,739	5,527	4,461
Income before taxes		2,732	1,489	2,863
Income tax expense	20	533	135	1,105
Net income		$2,199	$1,354	$1,758
Net income attributable to non-controlling interests in subsidiaries		25	31	37
Net income attributable to equity holders of the Bank		$2,174	$1,323	$1,721
Preferred shareholders and other equity instrument holders		108	109	101
Common shareholders		$2,066	$1,214	$1,620
Earnings per common share (in dollars)
Basic	18	$1.70	$1.01	$1.36
Diluted	18	1.68	0.99	1.35
Dividends paid per common share (in dollars)		1.06	1.06	1.03
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

(2)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $14,898 for the three months ended January 31, 2024 (October 31, 2023 – $14,603; January 31, 2023 – $12,710).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Net income	$2,199	$1,354	$1,758
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(1,752)	675	543
Net gains (losses) on hedges of net investments in foreign operations	616	(335)	16
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(5)	8	8
Net gains (losses) on hedges of net investments in foreign operations	168	(95)	(6)
	(1,299)	427	557
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	2,378	(851)	1,234
Reclassification of net (gains) losses to net income	(1,538)	496	(791)
Income tax expense (benefit):
Net gains (losses) in fair value	639	(234)	288
Reclassification of net (gains) losses to net income	(402)	137	(178)
	603	(258)	333
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,647	463	3,476
Reclassification of net (gains) losses to net income	(145)	(151)	(2,756)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	497	61	983
Reclassification of net (gains) losses to net income	(72)	32	(798)
	1,077	219	535
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	8	(13)	(7)
Income tax expense (benefit)	2	1	(2)
	6	(14)	(5)
Other comprehensive income (loss) from investments in associates	(4)	(11)	(13)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(530)	307	(219)
Income tax expense (benefit)	(153)	58	(69)
	(377)	249	(150)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	240	(125)	101
Income tax expense (benefit)	60	(36)	10
	180	(89)	91
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(411)	(61)	(1,090)
Income tax expense (benefit)	(114)	(17)	(284)
	(297)	(44)	(806)
Other comprehensive income (loss) from investments in associates	1	–	2
Other comprehensive income (loss)	(110)	479	544
Comprehensive income (loss)	$2,089	$1,833	$2,302
Comprehensive income (loss) attributable to non-controlling interests	(18)	98	58
Comprehensive income (loss) attributable to equity holders of the Bank	2,107	1,735	2,244
Preferred shareholders and other equity instrument holders	108	109	101
Common shareholders	$1,999	$1,626	$2,143
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2023 (3)	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571
Net income	–	2,066	–	–	–	–	–	–	2,066	108	2,174	25	2,199
Other comprehensive income (loss)	–	–	(1,270)	606	166	1,083	(652)	–	(67)	–	(67)	(43)	(110)
Total comprehensive income	$–	$2,066	$(1,270)	$606	$166	$1,083	$(652)	$–	$1,999	$108	$2,107	$(18)	$2,089
Shares/instruments issued	490	–	–	–	–	–	–	–	490	1,004	1,494	–	1,494
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	(300)	(300)	–	(300)
Dividends and distributions paid to equity holders	–	(1,287)	–	–	–	–	–	–	(1,287)	(108)	(1,395)	(15)	(1,410)
Share-based payments (4)	–	–	–	–	–	–	–	10	10	–	10	–	10
Other	–	(9)	–	–	–	–	–	7	(2)	–	(2)	–	(2)
Balance as at January 31, 2024	$20,599	$56,443	$(3,025)	$(498)	$180	$(3,462)	$(193)	$(67)	$69,977	$8,779	$78,756	$1,696	$80,452

Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,150	$8,075	$73,225	$1,524	$74,749
Cumulative impact of adopting IFRS 17, net of tax	–	(1)	–	–	–	–	–	–	(1)	–	(1)	–	(1)
Restated Balance as at November 1, 2022	$18,707	$53,760	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,149	$8,075	$73,224	$1,524	$74,748
Net income	–	1,620	–	–	–	–	–	–	1,620	101	1,721	37	1,758
Other comprehensive income (loss)	–	–	524	333	82	537	(953)	–	523	–	523	21	544
Total comprehensive income	$–	$1,620	$524	$333	$82	$537	$(953)	$–	$2,143	$101	$2,244	$58	$2,302
Shares/instruments issued	25	–	–	–	–	–	–	(2)	23	–	23	–	23
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends and distributions paid to equity holders	–	(1,228)	–	–	–	–	–	–	(1,228)	(101)	(1,329)	(23)	(1,352)
Share-based payments (4)	–	–	–	–	–	–	–	9	9	–	9	–	9
Other	–	1	–	–	–	–	–	–	1	–	1	–	1
Balance as at January 31, 2023 (3)	$18,732	$54,153	$(1,954)	$(1,149)	$298	$(4,249)	$411	$(145)	$66,097	$8,075	$74,172	$1,559	$75,731
(1)	Includes undistributed retained earnings of $70 (January 31, 2023 – $66) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

(4)	Represents amounts on account of share-based payments (refer to Note 14).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2024 (1)	January 31 2023 (1)
Cash flows from operating activities
Net income	$2,199	$1,758
Adjustment for:
Net interest income	(4,773)	(4,563)
Depreciation and amortization	421	406
Provision for credit losses	962	638
Equity-settled share-based payment expense	10	9
Net gain on sale of investment securities	(3)	(44)
Net income from investments in associated corporations	(46)	(16)
Income tax expense	533	1,105
Changes in operating assets and liabilities:
Trading assets	(9,682)	(3,217)
Securities purchased under resale agreements and securities borrowed	(3,332)	(3,685)
Loans	(473)	(6,055)
Deposits	2,645	35,582
Obligations related to securities sold short	7,552	2,986
Obligations related to securities sold under repurchase agreements and securities lent	5,230	(6,977)
Net derivative financial instruments	1,272	1,485
Other, net	(4,763)	(8,193)
Dividends received	154	324
Interest received	14,749	12,618
Interest paid	(10,327)	(7,254)
Income tax paid	(31)	(553)
Net cash from/(used in) operating activities	2,297	16,354
Cash flows from investing activities
Interest-bearing deposits with financial institutions	21,038	(18,926)
Purchase of investment securities	(39,777)	(18,562)
Proceeds from sale and maturity of investment securities	17,859	18,735
Property and equipment, net of disposals	(146)	(56)
Other, net	(167)	(262)
Net cash from/(used in) investing activities	(1,193)	(19,071)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	337
Redemption of subordinated debentures	(1,750)	–
Proceeds from preferred shares and other equity instruments issued	1,004	–
Redemption of preferred shares	(300)	–
Proceeds from common shares issued	490	25
Cash dividends and distributions paid	(1,395)	(1,329)
Distributions to non-controlling interests	(15)	(23)
Payment of lease liabilities	(80)	(85)
Other, net	184	891
Net cash from/(used in) financing activities	(1,862)	(184)
Effect of exchange rate changes on cash and cash equivalents	(204)	137
Net change in cash and cash equivalents	(962)	(2,764)
Cash and cash equivalents at beginning of period (2)	10,173	11,065
Cash and cash equivalents at end of period (2)	$9,211	$8,301
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.
2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 3
0
8 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
(IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2023.
The condensed interim consolidated financial statements for the quarter ended January 31, 2024 have been approved by the Board of Directors for issue on February 27, 2024.
Basis of measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgments
The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Material accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2023.
The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2023 as described in Note 3 of the Bank’s audited consolidated financial statements in the 2023 Annual Report, except for the changes described below.
IFRS 17 –
Insurance Contracts
On November 1, 2023, the Bank adopted IFRS 17
Insurance Contracts
which provides a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 provides three models to apply to all insurance contracts: the general measurement model, the variable fee approach, and the premium allocation approach.
Under IFRS 17, the Bank identifies its insurance contracts under which it accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. For short duration contracts, the Bank applies the premium allocation approach which requires that the expected premium be recognized into income over the coverage period and a liability be established to the extent that cash inflows are received earlier than the recognition of premiums into insurance revenue. For long duration contracts, IFRS 17 requires recognition of probability-weighted fulfilment cashflows and a risk adjustment for non-financial risk for groups of contracts. To the extent that those groups of contracts are expected to be profitable, a contractual service margin liability is recognized on the Consolidated Statement of Financial Position which represents unearned profits that will be recognized in the Consolidated Statement of Income in the future over the life of the contract. Insurance revenue is earned over the period the Bank provides insurance coverage and as risk is released. For all insurance contracts, losses on onerous contracts are recognized in income immediately.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Transition to IFRS 17
On transition, IFRS 17 is applied on a full retrospective basis unless impractical, where either the modified retrospective or fair value method may be used. The Bank assessed the data and assumptions required to apply IFRS 17 and determined that the full retrospective approach could be applied for its short duration contracts and the fair value approach was applied for its longer duration contracts. Consequently, the Bank has restated the comparative year results from the transition date of November 1, 2022. The impact of adopting IFRS 17 was not significant to the Bank.

5.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2023 A nn
ual Report.

6.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2024		October 31 2023
Cash and non-interest-bearing deposits with financial institutions	$9,211		$10,173
Interest-bearing deposits with financial institutions	58,038		80,139
Total	$67,249	(1)	$90,312	(1)
(1)	Net of allowances of $6 (October 31, 2023 – $7).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,719 million (October 31, 2023 – $5,758 million) and are included above.

7.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	January 31 2024	October 31 2023
Debt investment securities measured at FVOCI	$101,961	$82,150
Debt investment securities measured at amortized cost	34,106	31,984
Equity investment securities designated at FVOCI	2,232	2,164
Equity investment securities measured at FVTPL	1,910	1,888
Debt investment securities measured at FVTPL	50	51
Total investment securities	$140,259	$118,237
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at January 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$16,700	$67	$233	$16,534
Canadian provincial and municipal debt	13,309	95	276	13,128
U.S. treasury and other U.S. agency debt	40,747	303	1,150	39,900
Other foreign government debt	29,963	186	518	29,631
Other debt	2,797	16	45	2,768
Total	$103,516	$667	$2,222	$101,961

As at October 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,794	$6	$413	$12,387
Canadian provincial and municipal debt	7,680	2	536	7,146
U.S. treasury and other U.S. agency debt	30,741	32	2,075	28,698
Other foreign government debt	32,246	91	936	31,401
Other debt	2,597	2	81	2,518
Total	$86,058	$133	$4,041	$82,150

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Debt investment securities measured at amortized cost

	As at
	January 31, 2024		October 31, 2023
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$10,287	$10,437	$9,927	$10,211
U.S. treasury and other U.S. agency debt	18,327	19,383	17,912	19,788
Other foreign government debt	4,123	4,124	1,860	1,871
Corporate debt	169	162	117	114
Total	$32,906	$34,106	$29,816	$31,984

(1)	Balances are net of allowances, which are $1 (October 31, 2023 – $1).
(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)

As at January 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$1,758	$556	$82	$2,232
Total	$1,758	$556	$82	$2,232

As at October 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$1,947	$390	$173	$2,164
Total	$1,947	$390	$173	$2,164
Dividend income earned on equity securities designated at FVOCI of $47 million for the three months ended January 31, 2024 (October 31, 2023 – $25 million; January 31, 2023 – $33 million) has been recognized in interest income.
During the three months ended January 31, 2024, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $485 million (October 31, 2023 – $152 million; January 31, 2023 – $788 million). This has resulted in a realized loss of $18 million in the three months ended January 31, 2024 (October 31, 2023 – realized loss of $12 million; January 31, 2023 – realized loss of $64 million).

8.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	January 31, 2024			October 31, 2023
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$341,042	$1,115	$339,927	$344,182	$1,084	$343,098
Personal loans	104,124	2,302	101,822	104,170	2,414	101,756
Credit cards	17,166	1,232	15,934	17,109	1,237	15,872
Business and government	287,888	1,679	286,209	291,822	1,637	290,185
Total	$750,220	$6,328	$743,892	$757,283	$6,372	$750,911

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Impaired loans
(1)

	As at
	January 31, 2024			October 31, 2023
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,055	$533	$1,522	$1,864	$498	$1,366
Personal loans	1,180	623	557	1,176	664	512
Credit cards	–	–	–	–	–	–
Business and government	2,884	748	2,136	2,686	719	1,967
Total	$6,119	$1,904	$4,215	$5,726	$1,881	$3,845
By geography:
Canada	$1,776	$486	$1,290	$1,564	$514	$1,050
United States	–	–	–	–	–	–
Mexico	1,342	384	958	1,183	372	811
Peru	701	387	314	691	372	319
Chile	1,103	267	836	1,098	264	834
Colombia	399	127	272	356	97	259
Other international	798	253	545	834	262	572
Total	$6,119	$1,904	$4,215	$5,726	$1,881	$3,845
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2024 was $18 (October 31, 2023 – $15).

(c)	Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates, and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events up to the date of financial statements.
The Bank has applied expert credit judgement in the determination of the allowance for credit losses to capture, as described above, all relevant risk factors up to the end of the reporting period. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models.
The base case scenario reflects the impact of stronger economic growth for the U.S. compared to last quarter, as the resilience to the tightening in monetary conditions continues, while Canada’s economic growth is modestly weaker than assumed last quarter. The Bank expects economic activity to slow significantly in the first half of 2024 in both economies, as past hikes in monetary policy continue to spill over. However, they should avoid a formal recession due to strong consumption, and in the U.S., a robust support from fiscal policy and productivity growth. The Bank expects the monetary policy rate in Canada and the U.S. to start its easing phase in the second quarter of 2024, but this easing will occur more slowly than previously assumed, given headwinds to the reduction of inflation.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario is based on the banking sector turmoil in the U.S. and Europe in the spring of 2023, and features weaker demand and deteriorating private sector financial conditions and confidence. These are reducing economic activity and inflation worldwide from the base case scenario, requiring central banks to reduce their monetary policy rates to mitigate the decline in economic activity and prevent inflation from falling below targeted ranges. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case, in order to bring inflation under control, which is dampening economic activity.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements is incorporated through expert credit judgment. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at January 31, 2024	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	0.5	3.1	1.4	4.6	-2.3	3.8	-4.5	4.2
Consumer price index, y/y %	2.6	1.9	2.7	2.3	2.0	1.6	6.1	2.1
Unemployment rate, average %	6.4	6.1	6.1	4.5	8.2	6.8	10.4	7.1
Bank of Canada overnight rate target, average %	4.5	2.6	4.6	3.6	4.0	2.0	5.5	3.2
HPI - Housing Price Index, y/y % change	-3.7	2.0	-3.2	3.8	-7.3	2.8	-8.6	2.0
USD/CAD exchange rate, average	1.31	1.25	1.30	1.23	1.44	1.27	1.49	1.28
U.S.
Real GDP growth, y/y % change	1.3	2.4	1.9	3.4	-1.7	3.2	-3.5	3.4
Consumer price index, y/y %	2.8	2.2	3.0	2.6	2.1	1.9	6.6	2.4
Target federal funds rate, upper limit, average %	4.9	2.6	4.9	3.6	4.4	1.7	5.8	3.2
Unemployment rate, average %	4.1	4.5	4.0	4.0	5.7	5.0	7.4	5.2
Mexico
Real GDP growth, y/y % change	3.1	1.9	3.6	2.8	1.2	2.4	-1.5	2.9
Unemployment rate, average %	3.1	3.7	3.0	3.0	3.9	3.9	5.6	4.6
Chile
Real GDP growth, y/y % change	2.0	2.5	3.8	3.6	-0.3	3.1	-2.5	3.7
Unemployment rate, average %	8.3	7.1	8.0	6.4	9.5	7.4	11.2	7.7
Peru
Real GDP growth, y/y % change	2.3	2.6	2.9	3.6	0.4	3.1	-2.2	3.6
Unemployment rate, average %	6.7	6.9	5.9	5.1	8.3	7.2	12.1	8.5
Colombia
Real GDP growth, y/y % change	1.8	3.0	3.0	4.3	-0.1	3.5	-2.7	4.0
Unemployment rate, average %	10.2	10.0	9.4	7.8	12.7	10.4	18.5	12.4
Caribbean
Real GDP growth, y/y % change	3.9	3.8	4.4	4.7	1.9	4.3	-0.7	4.8
Global
WTI oil price, average USD/bbl	81	69	86	85	69	65	64	63
Copper price, average USD/lb	4.00	5.12	4.14	5.73	3.73	5.00	3.59	4.93
Global GDP, y/y % change	2.64	2.71	3.43	3.78	-0.01	3.39	-1.60	3.72

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at October 31, 2023	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	0.7	2.9	1.3	4.2	-2.2	3.5	-4.3	3.9
Consumer price index, y/y %	2.8	2.0	2.8	2.5	1.8	1.6	6.4	2.2
Unemployment rate, average %	6.0	5.7	5.7	4.2	7.6	6.3	9.7	6.6
Bank of Canada overnight rate target, average %	4.8	2.6	4.8	3.5	3.6	1.4	5.8	3.3
HPI - Housing Price Index, y/y % change	-1.9	1.4	-1.4	2.9	-5.5	2.2	-6.8	1.5
USD/CAD exchange rate, average	1.27	1.24	1.27	1.22	1.41	1.26	1.47	1.28
U.S.
Real GDP growth, y/y % change	1.0	1.9	1.5	2.7	-2.0	2.7	-3.8	3.0
Consumer price index, y/y %	3.2	2.2	3.5	2.6	1.9	1.8	7.0	2.5
Target federal funds rate, upper limit, average %	5.3	2.5	5.4	3.4	4.2	0.8	6.3	3.1
Unemployment rate, average %	4.1	4.5	3.9	4.1	5.6	5.0	7.2	5.2
Mexico
Real GDP growth, y/y % change	1.7	2.2	2.6	3.3	-0.2	2.7	-2.8	3.2
Unemployment rate, average %	3.7	3.9	3.6	3.2	4.7	4.1	6.8	4.9
Chile
Real GDP growth, y/y % change	1.3	2.9	2.8	4.6	-0.9	3.5	-3.1	4.1
Unemployment rate, average %	8.5	7.0	8.2	6.3	9.6	7.3	11.3	7.6
Peru
Real GDP growth, y/y % change	1.9	2.7	2.7	3.9	0.8	3.1	-1.4	3.6
Unemployment rate, average %	6.9	7.0	6.2	5.1	8.3	7.3	11.6	8.8
Colombia
Real GDP growth, y/y % change	2.4	3.0	3.7	4.3	1.4	3.4	-0.9	3.9
Unemployment rate, average %	9.2	9.9	8.6	7.9	11.1	10.3	15.6	12.3
Caribbean
Real GDP growth, y/y % change	3.8	3.8	4.5	4.9	2.8	4.2	0.5	4.7
Global
WTI oil price, average USD/bbl	78	66	84	82	68	63	62	61
Copper price, average USD/lb	3.97	5.01	4.11	5.65	3.70	4.89	3.56	4.83
Global GDP, y/y % change	2.75	2.45	3.62	3.48	0.10	3.10	-1.48	3.45

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $4,659 million (October 31, 2023 – $4,719 million) from $4,452 million (October 31, 2023 – $4,510 million).
If the Bank was to only use the very pessimistic scenario for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $788 million (October 31, 2023 – $786 million) higher than the reported allowance for credit losses as at January 31, 2024, excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under the current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $536 million (October 31, 2023 – $553 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2023	Provision for credit losses (1)	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2024
Residential mortgages	$1,084	$63	$(18)	$(14)	$1,115
Personal loans	2,414	411	(427)	(96)	2,302
Credit cards	1,237	290	(273)	(22)	1,232
Business and government	1,876	199	(86)	(58)	1,931
	$6,611	$963	$(804)	$(190)	$6,580
Presented as:
Allowance for credit losses on loans	$6,372				$6,328
Allowance for credit losses on acceptances (2)	90				96
Allowance for credit losses on off-balance sheet exposures (3)	149				156
(1)	Excludes amounts associated with other assets of $(1). The provision for credit losses, net of these amounts, is $962.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2022	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2023
Residential mortgages	$899	$31	$(15)	$23	$938
Personal loans	2,137	276	(250)	41	2,204
Credit cards	1,083	191	(204)	30	1,100
Business and government	1,368	140	(94)	(3)	1,411
	$5,487	$638	$(563)	$91	$5,653
Presented as:
Allowance for credit losses on loans	$5,348				$5,513
Allowance for credit losses on acceptances (1)	31				40
Allowance for credit losses on off-balance sheet exposures (2)	108				100
(1)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at January 31, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$246	$336	$533	$1,115
Personal loans	629	1,050	623	2,302
Credit cards	381	851	–	1,232
Business and government	512	419	748	1,679
Total (1)	$1,768	$2,656	$1,904	$6,328
(1)	Excludes allowance for credit losses of $269 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$265	$321	$498	$1,084
Personal loans	647	1,103	664	2,414
Credit cards	414	823	–	1,237
Business and government	535	383	719	1,637
Total (1)	$1,861	$2,630	$1,881	$6,372
(1)	Excludes allowance for credit losses of $257 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at January 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$209	$301	$428	$938
Personal loans	673	968	563	2,204
Credit cards	436	664	–	1,100
Business and government	315	293	663	1,271
Total (1)	$1,633	$2,226	$1,654	$5,513
(1)	Excludes allowance for credit losses of $155 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and r ever se r ep os.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	January 31, 2024				January 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$265	$321	$498	$1,084	$197	$296	$406	$899
Provision for credit losses
Remeasurement (1)	(65)	36	88	59	(31)	9	49	27
Newly originated or purchased financial assets	11	–	–	11	9	–	–	9
Derecognition of financial assets and maturities	(2)	(5)	–	(7)	(2)	(3)	–	(5)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	50	(37)	(13)	–	37	(29)	(8)	–
Stage 2	(11)	49	(38)	–	(7)	31	(24)	–
Stage 3	–	(21)	21	–	–	(13)	13	–
Gross write-offs	–	–	(23)	(23)	–	–	(22)	(22)
Recoveries	–	–	5	5	–	–	7	7
Foreign exchange and other movements	(2)	(7)	(5)	(14)	6	10	7	23
Balance at end of period	$246	$336	$533	$1,115	$209	$301	$428	$938
Personal loans
Balance at beginning of period	$647	$1,103	$664	$2,414	$665	$921	$551	$2,137
Provision for credit losses
Remeasurement (1)	(186)	221	352	387	(181)	242	183	244
Newly originated or purchased financial assets	93	–	–	93	90	–	–	90
Derecognition of financial assets and maturities	(23)	(46)	–	(69)	(21)	(37)	–	(58)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	172	(169)	(3)	–	157	(154)	(3)	–
Stage 2	(58)	82	(24)	–	(46)	63	(17)	–
Stage 3	(3)	(126)	129	–	(2)	(84)	86	–
Gross write-offs	–	–	(488)	(488)	–	–	(307)	(307)
Recoveries	–	–	61	61	–	–	57	57
Foreign exchange and other movements	(13)	(15)	(68)	(96)	11	17	13	41
Balance at end of period	$629	$1,050	$623	$2,302	$673	$968	$563	$2,204
Credit cards
Balance at beginning of period	$414	$823	$–	$1,237	$436	$647	$–	$1,083
Provision for credit losses
Remeasurement (1)	(99)	181	197	279	(74)	111	140	177
Newly originated or purchased financial assets	40	–	–	40	47	–	–	47
Derecognition of financial assets and maturities	(13)	(16)	–	(29)	(17)	(16)	–	(33)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	78	(78)	–	–	67	(67)	–	–
Stage 2	(34)	34	–	–	(35)	35	–	–
Stage 3	–	(70)	70	–	–	(60)	60	–
Gross write-offs	–	–	(316)	(316)	–	–	(241)	(241)
Recoveries	–	–	43	43	–	–	37	37
Foreign exchange and other movements	(5)	(23)	6	(22)	12	14	4	30
Balance at end of period	$381	$851	$–	$1,232	$436	$664	$–	$1,100
Total retail loans
Balance at beginning of period	$1,326	$2,247	$1,162	$4,735	$1,298	$1,864	$957	$4,119
Provision for credit losses
Remeasurement (1)	(350)	438	637	725	(286)	362	372	448
Newly originated or purchased financial assets	144	–	–	144	146	–	–	146
Derecognition of financial assets and maturities	(38)	(67)	–	(105)	(40)	(56)	–	(96)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	300	(284)	(16)	–	261	(250)	(11)	–
Stage 2	(103)	165	(62)	–	(88)	129	(41)	–
Stage 3	(3)	(217)	220	–	(2)	(157)	159	–
Gross write-offs	–	–	(827)	(827)	–	–	(570)	(570)
Recoveries	–	–	109	109	–	–	101	101
Foreign exchange and other movements	(20)	(45)	(67)	(132)	29	41	24	94
Balance at end of period	$1,256	$2,237	$1,156	$4,649	$1,318	$1,933	$991	$4,242
Non-retail loans:
Business and government
Balance at beginning of period	$635	$403	$748	$1,786	$322	$320	$695	$1,337
Provision for credit losses
Remeasurement (1)	(40)	92	162	214	20	11	85	116
Newly originated or purchased financial assets	212	–	–	212	97	–	–	97
Derecognition of financial assets and maturities	(196)	(34)	(2)	(232)	(73)	(8)	(3)	(84)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	44	(44)	–	–	22	(22)	–	–
Stage 2	(31)	32	(1)	–	(8)	8	–	–
Stage 3	–	(4)	4	–	–	(1)	1	–
Gross write-offs	–	–	(112)	(112)	–	–	(106)	(106)
Recoveries	–	–	26	26	–	–	12	12
Foreign exchange and other movements	(10)	(6)	(43)	(59)	–	4	(5)	(1)
Balance at end of period including off-balance sheet exposures	$614	$439	$782	$1,835	$380	$312	$679	$1,371
Less: Allowance for credit losses on off-balance sheet exposures (2)	(102)	(20)	(34)	(156)	(65)	(19)	(16)	(100)
Balance at end of period (2)	$512	$419	$748	$1,679	$315	$293	$663	$1,271
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at January 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$204,798	$1,087	$–	$205,885	$202,322	$957	$–	$203,279
Low	83,513	839	–	84,352	88,909	877	–	89,786
Medium	19,108	1,527	–	20,635	19,758	1,385	–	21,143
High	3,580	3,918	–	7,498	3,424	3,428	–	6,852
Very high	68	2,442	–	2,510	63	2,242	–	2,305
Loans not graded (2)	17,008	1,099	–	18,107	17,792	1,161	–	18,953
Default	–	–	2,055	2,055	–	–	1,864	1,864
Total	$328,075	$10,912	$2,055	$341,042	$332,268	$10,050	$1,864	$344,182
Allowance for credit losses	246	336	533	1,115	265	321	498	1,084
Carrying value	$327,829	$10,576	$1,522	$339,927	$332,003	$9,729	$1,366	$343,098
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at January 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$30,232	$223	$–	$30,455	$29,849	$211	$–	$30,060
Low	26,409	500	–	26,909	27,594	558	–	28,152
Medium	9,466	525	–	9,991	8,725	599	–	9,324
High	8,540	3,545	–	12,085	8,369	3,529	–	11,898
Very high	125	2,275	–	2,400	125	2,177	–	2,302
Loans not graded (2)	19,325	1,779	–	21,104	19,427	1,831	–	21,258
Default	–	–	1,180	1,180	–	–	1,176	1,176
Total	$94,097	$8,847	$1,180	$104,124	$94,089	$8,905	$1,176	$104,170
Allowance for credit losses	629	1,050	623	2,302	647	1,103	664	2,414
Carrying value	$93,468	$7,797	$557	$101,822	$93,442	$7,802	$512	$101,756
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at January 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$2,083	$43	$–	$2,126	$1,989	$42	$–	$2,031
Low	3,548	86	–	3,634	3,329	89	–	3,418
Medium	4,245	135	–	4,380	4,262	116	–	4,378
High	3,283	1,516	–	4,799	3,239	1,310	–	4,549
Very high	34	806	–	840	38	820	–	858
Loans not graded (1)	854	533	–	1,387	1,290	585	–	1,875
Default	–	–	–	–	–	–	–	–
Total	$14,047	$3,119	$–	$17,166	$14,147	$2,962	$–	$17,109
Allowance for credit losses	381	851	–	1,232	414	823	–	1,237
Carrying value	$13,666	$2,268	$–	$15,934	$13,733	$2,139	$–	$15,872
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at January 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$106,607	$5	$–	$106,612	$104,488	$3	$–	$104,491
Low	20,135	8	–	20,143	20,037	1	–	20,038
Medium	8,132	23	–	8,155	8,518	11	–	8,529
High	3,759	438	–	4,197	3,814	421	–	4,235
Very high	71	345	–	416	68	296	–	364
Loans not graded (1)	9,032	1,868	–	10,900	9,522	1,894	–	11,416
Default	–	–	–	–	–	–	–	–
Carrying value	$147,736	$2,687	$–	$150,423	$146,447	$2,626	$–	$149,073
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ cat e gory.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at January 31, 2024				As at October 31, 2023
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$343,720	$1,358	$–	$345,078	$338,648	$1,213	$–	$339,861
Low	133,605	1,433	–	135,038	139,869	1,525	–	141,394
Medium	40,951	2,210	–	43,161	41,263	2,111	–	43,374
High	19,162	9,417	–	28,579	18,846	8,688	–	27,534
Very high	298	5,868	–	6,166	294	5,535	–	5,829
Loans not graded (2)	46,219	5,279	–	51,498	48,031	5,471	–	53,502
Default	–	–	3,235	3,235	–	–	3,040	3,040
Total	$583,955	$25,565	$3,235	$612,755	$586,951	$24,543	$3,040	$614,534
Allowance for credit losses	1,256	2,237	1,156	4,649	1,326	2,247	1,162	4,735
Carrying value	$582,699	$23,328	$2,079	$608,106	$585,625	$22,296	$1,878	$609,799
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at January 31, 2024				As at October 31, 2023
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total

Investment grade	$156,569	$918	$–	$157,487	$160,148	$1,205	$–	$161,353
Non-investment grade	113,308	8,095	–	121,403	114,192	7,705	–	121,897
Watch list	25	3,532	–	3,557	28	3,340	–	3,368
Loans not graded (2)	2,539	18	–	2,557	2,500	18	–	2,518
Default	–	–	2,884	2,884	–	–	2,686	2,686
Total	$272,441	$12,563	$2,884	$287,888	$276,868	$12,268	$2,686	$291,822
Allowance for credit losses	512	419	748	1,679	535	383	719	1,637
Carrying value	$271,929	$12,144	$2,136	$286,209	$276,333	$11,885	$1,967	$290,185
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at January 31, 2024				As at October 31, 2023
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$234,219	$1,571	$–	$235,790	$240,044	$1,673	$–	$241,717
Non-investment grade	60,949	4,254	–	65,203	62,634	5,288	–	67,922
Watch list	4	996	–	1,000	1	1,103	–	1,104
Loans not graded (2)	5,303	–	–	5,303	5,205	–	–	5,205
Default	–	–	99	99	–	–	109	109
Total	$300,475	$6,821	$99	$307,395	$307,884	$8,064	$109	$316,057
Allowance for credit losses	102	20	34	156	100	20	29	149
Carrying value	$300,373	$6,801	$65	$307,239	$307,784	$8,044	$80	$315,908
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category .

Total non-retail loans	As at January 31, 2024				As at October 31, 2023
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$390,788	$2,489	$–	$393,277	$400,192	$2,878	$–	$403,070
Non-investment grade	174,257	12,349	–	186,606	176,826	12,993	–	189,819
Watch list	29	4,528	–	4,557	29	4,443	–	4,472
Loans not graded (2)	7,842	18	–	7,860	7,705	18	–	7,723
Default	–	–	2,983	2,983	–	–	2,795	2,795
Total	$572,916	$19,384	$2,983	$595,283	$584,752	$20,332	$2,795	$607,879
Allowance for credit losses	614	439	782	1,835	635	403	748	1,786
Carrying value	$572,302	$18,945	$2,201	$593,448	$584,117	$19,929	$2,047	$606,093
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category .

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at January 31, 2024 (2)				As at October 31, 2023 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,374	$647	$–	$2,021	$1,329	$617	$–	$1,946
Personal loans	638	387	–	1,025	648	360	–	1,008
Credit cards	251	193	373	817	238	157	345	740
Business and government	153	42	–	195	159	57	–	216
Total	$2,416	$1,269	$373	$4,058	$2,374	$1,191	$345	$3,910
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	January 31 2024	October 31 2023
Unpaid principal balance (1)	$251	$307
Credit related fair value adjustments	(61)	(87)
Carrying value	190	220
Stage 3 allowance	(1)	(1)
Carrying value net of related allowance	$189	$219
(1)	Represents principal amount owed net of write-offs.

9.	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).
The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment
and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2024 (1)	October 31 2023 (1)
Assets
Carrying value of residential mortgage loans	$12,125	$13,508
Other related assets (2)	7,938	8,600
Liabilities
Carrying value of associated liabilities	$19,320	$20,222
(1)
The fair value of the transferred assets is $19,658 (October 31, 2023 – $20,264) and the fair value of the associated liabilities is $18,692 (October 31, 2023 – $19,265) for a net position of $966 (October 31, 2023 – $999).

(2)
These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of credit card loans
The Bank securitizes a portion of its Canadian credit card receivables through a consolidated structured entity. These receivables continue to be recognized on the Consolidated Statement of Financial Position as credit card loans. During the quarter, $
585
 million (October 31, 2023 – $
892
million) of the Bank’s Canadian credit card receivables were securitized, on a revolving basis through Trillium Credit Card Trust II (Trillium), a

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Bank-sponsored consolidated structured entity.
In relation to the securitization during the quarter,

US
$
435
million ($
584
million Canadian dollar equivalent) of Class A senior notes and Class B and Class C subordinated notes (in aggregate Series 2024-1) were outstanding as at January 31, 2024 (October 31, 2023 – nil)
and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at January 31, 2024, assets pledged in relation to these notes were credit card receivables of

$
632
million, denominated in Canadian dollars (October 31, 2023
 – nil).
Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2024 (1)	October 31 2023 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$140,136	$140,296
Securities lending agreements	57,291	56,174
Total	197,427	196,470
Carrying value of associated liabilities (3)	$162,115	$160,007
(1)
The fair value of transferred assets is $197,427 (October 31, 2023 – $196,470) and the fair value of the associated liabilities is $162,115 (October 31, 2023 – $160,007) for a net position of $35,312 (October 31, 2023 – $36,463).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.
Continuing involvement in transferred financial assets
Loans issued by the Bank under the Canada Emergency Business Account (CEBA) program are not recognized in the Consolidated Statement of Financial Position as the program meets the pass-through criteria of financial assets under IFRS 9.
As at January 31, 2024, the Bank has issued $1 billion CEBA loans (October 31, 2023 – $3.4 billion). The Bank retains a continuing involvement through its servicing of these loans on behalf of Export Development Canada. The appropriate level of administration fees for servicing the loans has been recognized. The repayment deadline for eligible CEBA loan holders to qualify for partial loan forgiveness was January 18, 2024.

10.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					January 31 2024	October 31 2023
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value
Bank of Xi’an Co. Ltd. (2)	China	Banking	18.11%	December 31, 2023	$901	$895
Maduro & Curiel’s Bank N.V. (3)	Curacao	Banking	48.10%	December 31, 2023	485	489
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $513 (October 31, 2023 – $529). The market value of the investment has remained below the carrying amount. The Bank performed an impairment test as at January 31, 2024 using a value in use (VIU) discounted cash flow model. The Bank concluded that there is no impairment as at January 31, 2024
(October 31, 2023 – $185
)
.

(3)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2024, these reserves amounted to $70 (October 31, 2023 – $71).

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Deposits

	As at
	January 31, 2024						October 31 2023
	Payable on demand (1)		Payable after notice (2)		Payable on a fixed date (3)
($ millions)	Interest- bearing	Non-interest- bearing				Total	Total
Personal	$5,070	$10,515	$146,100		$130,891	$292,576	$288,617
Business and government	158,179	31,184	47,509		360,242	597,114	612,267
Financial institutions	12,185	960	2,227		34,711	50,083	51,449
	$175,434	$42,659	$195,836	(4)	$525,844	$939,773	$952,333
Recorded in:
Canada	$127,056	$22,495	$159,392		$363,261	$672,204	$679,196
United States	39,484	38	4		56,515	96,041	96,807
United Kingdom	–	–	238		25,180	25,418	21,562
Mexico	–	7,482	14,296		20,129	41,907	41,424
Peru	4,102	270	5,457		5,762	15,591	15,860
Chile	1,126	4,898	145		15,887	22,056	23,724
Colombia	37	523	3,786		5,195	9,541	9,580
Other International	3,629	6,953	12,518		33,915	57,015	64,180
Total (5)	$175,434	$42,659	$195,836		$525,844	$939,773	$952,333
(1)	Deposits payable on demand include all deposits for which the Bank does not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which the Bank requires notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $123 (October 31, 2023 – $123) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $306,198 (October 31, 2023 – $320,088), deposits denominated in Chilean pesos amount to $18,559 (October 31, 2023 – $20,200), deposits denominated in Mexican pesos amount to $38,651 (October 31, 2023 – $38,127) and deposits denominated in other foreign currencies amount to $116,160 (October 31, 2023 – $116,926).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2024	$69,124	$35,016	$60,356	$127,447	$18,054	$309,997
As at October 31, 2023	$66,726	$39,525	$62,675	$130,384	$19,021	$318,331
(1)	The majority of foreign term deposits are in excess of $100,000.

12.	Capital and financing transactions
Common shares

	For the three months ended
	January 31, 2024		January 31, 2023
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,214,044,420	$20,109	1,191,375,095	$18,707
Issued in relation to share-based payments, net	58,042	4	376,472	25
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	8,024,950	486	–	–
Outstanding at end of period	1,222,127,412	$20,599	1,191,751,567	$18,732
(1)
Commencing with the dividend declared on February 28, 2023 and paid on April 26, 2023, the Bank issued to participants of the Shareholder Dividend and Share Purchase Plan (the Plan), common shares from treasury with a discount of
2
% to the average market price (as defined in the Plan). Prior to the dividend paid on April 26, 2023, common shares received by participants under the Plan were shares purchased from the open market at prevailing market prices.

Preferred shares and other equity instruments
Issuance
On January 12, 2024, the Bank issued USD$750 million
 of
8.000% Limited Recourse Capital Notes Series 5 (NVCC) (LRCN Series 5) due January 27, 2084, which form part of the Bank’s Additional Tier 1 Capital. Non-deferrable interest is payable quarterly at a fixed rate of 8.000% per annum until January 27, 2029; and thereafter, the non-deferrable interest will reset every fifth year until January 27, 2079, at a rate equal to the 5-year U.S Treasury Rate plus 4.017%. In connection with the issuance of LRCN Series 5, the Bank issued USD$
750
million of 8.000% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (the Series 5 AT1 Notes) to Scotiabank LRCN Trust, a consolidated entity, to be held as trust assets. As the Series 5 AT1 Notes are
eliminate
d
on consolidation, they do not currently form part of the Bank’s Additional Tier 1
C
apital.
Upon the occurrence of a recourse event, the noteholders’ sole recourse will be limited to their proportionate share of the assets held in the Scotiabank LRCN Trust. A recourse event occurs if (a) there is non-payment in cash by the Bank of the principal amount, together with any accrued and unpaid interest, on the maturity date, (b) there is non-payment in cash of interest which is not cured within 5 business days, (c) there is non-payment in cash of the redemption price in connection with the redemption of LRCN Series 5, (d) an event of default occurs (bankruptcy, insolvency, or liquidation of the Bank), or (e) there is an NVCC Trigger Event.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Subject to regulatory consent and approval, the LRCN Series 5 are redeemable, in whole or in part, on January 27, 2029 and each interest payment date thereafter.
The LRCN Series 5 and Series 5 AT1 Notes are the Bank’s direct unsecured obligations, ranking subordinate to the Bank’s Subordinated debentures and ranking equally with the Bank’s existing NVCC subordinated additional Tier 1 capital securities.
The LRCN Series 5 and the Series 5 AT1 Notes include NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the Series 5 AT1 Notes into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if the federal or a provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. Upon an NVCC Trigger Event, LRCN Series 5 will cease to be outstanding following delivery to the noteholders of their proportionate share of the trust assets comprised of common shares of the Bank received by the Scotiabank LRCN Trust upon automatic conversion of the Series 5 AT1 Notes.
The LRCN Series 5 are compound instruments with both equity and liability features. On the date of issuance, the Bank has assigned an insignificant value to the liability component of LRCN Series 5 and, as a result, the full proceeds received have been presented as equity.
Redemption
On January 29, 2024, the Bank redeemed $300 million Non-cumulative 5-Year Rate Reset Preferred Shares Series 40 (Non-Viability Contingent Capital (NVCC)) (Series 40 Shares) at a price equal to $25.00 per share together with dividends declared and unpaid. On November 28, 2023, the Board of Directors of Scotiabank declared a quarterly dividend of $0.303125 per Series 40 Share. This was the final dividend of the Series 40 Shares and paid on January 29, 2024, to shareholders of record at the close of business on January 3, 2024.
Subordinated debentures
Redemption
On January 18, 2024, the Bank redeemed all outstanding $1,750 million 3.89% Subordinated Debentures (Non-Viability Contingent Capital (NVCC)) due January 18, 2029 (the Debentures) at 100% of their principal amount plus accrued and unpaid interest.

13.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	January 31 2024	October 31 2023
	Revised Basel III	Revised Basel III
Capital (1)(2)
Common Equity Tier 1 capital	$58,060	$57,041
Net Tier 1 capital	66,952	65,223
Total regulatory capital	75,401	75,651
Total loss absorbing capacity (TLAC) (3)	130,445	134,504
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(2)(4)	$451,018	$440,017
Leverage exposures (5)	1,547,503	1,562,963
Regulatory ratios (1)(2)
Common Equity Tier 1 capital ratio	12.9%	13.0%
Tier 1 capital ratio	14.8%	14.8%
Total capital ratio	16.7%	17.2%
Total loss absorbing capacity ratio (3)	28.9%	30.6%
Leverage ratio (5)	4.3%	4.2%
Total loss absorbing capacity leverage ratio (3)	8.4%	8.6%
(1)	Regulatory ratios and amounts reported are under Revised Basel III requirements.
(2)
The Q1 2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The prior year regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023)
.

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(4)
As at January 31, 2024, CET1, Tier 1, Total Capital and TLAC
risk-weighted assets (
RWA
)

include a Basel III floor adjustment of $7.8 billion (
as at
October 31, 2023
, the Bank did not have a regulatory capital floor add-on to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA
).

(5)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank substantially exceeded the OSFI minimum regulatory capital and TLAC ratios as at January 31, 2024, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at January 31, 2024.

14.	Share-based payments
During the first quarter, the Bank granted 2,675,932 options with an exercise price of $59.99 per option and a weighted average fair value of $7.67 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.
The Bank recorded an increase to equity – other reserves of $10 million for the three months ended January 31, 2024 (January 31, 2023 – $9 million), as a result of equity-classified share-based payment expense.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Employee benefits
Employee benefits include pensions, other post-retirement benefits,
and
post-employment benefits.
The
following
table
summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2024	January 31 2023	January 31 2024	January 31 2023
Defined benefit service cost	$52	$55	$5	$5
Interest on net defined benefit (asset) liability	(8)	(9)	17	16
Other	3	3	3	2
Defined benefit expense	$47	$49	$25	$23
Defined contribution expense	$46	$37	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$472	$(170)	$58	$(49)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

16.	Operating segments
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2023 Annual Report. Notable accounting measurement differences are:

•
tax normalization adjustments related to the
gross-up
of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•
the grossing up of
tax-exempt
net interest income and
non-interest
income to an equivalent
before-tax
basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest
income arising from taxable and
tax-exempt
sources.

	For the three months ended January 31, 2024
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (3)	Total (2)
Net interest income (4)	$2,653	$2,246	$221	$354	$(701)	$4,773
Non-interest income (5)(6)	734	857	1,144	1,025	(100)	3,660
Total revenues	3,387	3,103	1,365	1,379	(801)	8,433
Provision for credit losses	378	574	5	5	–	962
Depreciation and amortization (7)	147	143	47	62	22	421
Other non-interest expenses	1,351	1,428	815	739	(15)	4,318
Provision for income taxes	416	190	127	134	(334)	533
Net income	$1,095	$768	$371	$439	$(474)	$2,199
Net income attributable to non-controlling interests in subsidiaries	$–	$22	$3	$–	$–	$25
Net income attributable to equity holders of the Bank	$1,095	$746	$368	$439	$(474)	$2,174
Average assets ($ billions)	$445	$236	$35	$505	$202	$1,423
Average liabilities ($ billions)	$393	$184	$40	$476	$251	$1,344
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis.
(2)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $43 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for International Banking – $60, Global Wealth Management – $4, and Other – $ (18).
(7)	Includes impairment charge of software and other intangible assets in the Other segment.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended October 31, 2023
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (3)	Total (2)
Net interest income (4)	$2,563	$2,130	$213	$397	$(637)	$4,666
Non-interest income (5)(6)	749	650	1,119	957	131	3,606
Total revenues	3,312	2,780	1,332	1,354	(506)	8,272
Provision for credit losses	700	512	5	39	–	1,256
Depreciation and amortization (7)	147	140	46	58	199	590
Other non-interest expenses	1,366	1,380	841	721	629	4,937
Provision for income taxes	306	168	111	122	(572)	135
Net income	$793	$580	$329	$414	$(762)	$1,354
Net income attributable to non-controlling interests in subsidiaries	$–	$32	$2	$–	$(3)	$31
Net income attributable to equity holders of the Bank	$793	$548	$327	$414	$(759)	$1,323
Average assets ($ billions)	$447	$238	$34	$500	$191	$1,410
Average liabilities ($ billions)	$386	$184	$39	$471	$252	$1,332
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis.
(2)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $115 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)
Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $24, International Banking – $56, Global Wealth Management – $5, Global Banking and Markets – $1, and Other – $(68).

(7)	Includes impairment charge of software and other intangible assets in the Other segment.

	For the three months ended January 31, 2023
($ millions)	Canadian Banking (1)(2)	International Banking (1)(2)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (3)	Total (2)
Net interest income (4)	$2,387	$1,892	$213	$454	$(383)	$4,563
Non-interest income (5)(6)	776	792	1,110	1,049	(328)	3,399
Total revenues	3,163	2,684	1,323	1,503	(711)	7,962
Provision for credit losses	218	404	1	15	–	638
Depreciation and amortization (7)	144	139	44	53	26	406
Other non-interest expenses	1,305	1,294	758	720	(22)	4,055
Provision for income taxes	410	168	133	196	198	1,105
Net income	$1,086	$679	$387	$519	$(913)	$1,758
Net income attributable to non-controlling interests in subsidiaries	$–	$35	$2	$–	$–	$37
Net income attributable to equity holders of the Bank	$1,086	$644	$385	$519	$(913)	$1,721
Average assets ($ billions)	$450	$228	$34	$481	$187	$1,380
Average liabilities ($ billions)	$357	$169	$42	$455	$282	$1,305
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis.
(2)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $120 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(5)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(6)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $15, International Banking – $63, Global Wealth Management – $3, and Other – $(65).
(7)	Includes impairment charge of software and other intangible assets in the Other segment.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Interest income and expense

	For the three months ended
	January 31, 2024 (1)				October 31, 2023 (1)				January 31, 2023 (1)
($millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (2)	$13,539		$10,614		$13,529		$10,388		$11,897		$8,545
Measured at FVOCI (2)	1,359		–		1,074		–		813		–
	14,898		10,614		14,603		10,388		12,710		8,545
Other	541	(3)	52	(4)	506	(3)	55	(4)	446	(3)	48	(4)
Total	$15,439		$10,666		$15,109		$10,443		$13,156		$8,593
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

(2)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(3)	Includes dividend income on equity securities.
(4)
Includes interest on lease liabilities for the three months ended January 31, 2024 – $30 (October 31, 2023 – $30; January 31, 2023 – $26) and insurance finance expense for the three months ended January 31, 2024 – $7 (October 31, 2023 – $6; January 31, 2023 – $6).

18.	Earnings per share

	For the three months ended
($millions)	January 31 2024 (1)	October 31 2023 (1)	January 31 2023 (1)
Basic earnings per common share
Net income attributable to common shareholders	$2,066	$1,214	$1,620
Weighted average number of common shares outstanding (millions)	1,214	1,206	1,192
Basic earnings per common share (2) (in dollars)	$1.70	$1.01	$1.36
Diluted earnings per common share
Net income attributable to common shareholders	$2,066	$1,214	$1,620
Dilutive impact of share-based payment options and others (3)	(15)	(11)	(4)
Net income attributable to common shareholders (diluted)	$2,051	$1,203	$1,616
Weighted average number of common shares outstanding (millions)	1,214	1,206	1,192
Dilutive impact of share-based payment options and others (3) (millions)	7	5	7
Weighted average number of diluted common shares outstanding (millions)	1,221	1,211	1,199
Diluted earnings per common share (2) (in dollars)	$1.68	$0.99	$1.35
(1)
The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)
Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

19.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of
financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2023.
(i) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Internal Ratings-Based approach (IRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the IRB approach, the Bank uses internal risk pa ra
meter estimates, based on historical experience.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail
exposures and product type for retail exposures.

Exposure at default (1)	As at
	January 31, 2024			October 31 2023
	Revised Basel III			Revised Basel III
($ millions)	IRB	Standardized	Total	Total
By exposure sub-type
Non-retail
Drawn (2)(3)	$471,617	$72,631	$544,248	$557,552
Undrawn commitments	91,752	7,427	99,179	103,721
Other exposures (4)	118,711	7,276	125,987	125,367
Total non-retail	$682,080	$87,334	$769,414	$786,640
Retail (5)
Drawn	$286,620	$115,027	$401,647	$403,635
Undrawn commitments	106,346	8,924	115,270	108,354
Other exposures	–	55	55	58
Total retail	$392,966	$124,006	$516,972	$512,047
Total	$1,075,046	$211,340	$1,286,386	$1,298,687
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail drawn exposures include government guaranteed and privately insured mortgages and retail loans.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.
Credit quality of
non-retail
exposures
The Bank’s
non-retail
portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2023.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2024, 26% (October 31, 2023 – 26%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value
ratio of the uninsured portion of the Canadian residential mortgage portfolio is 50% (October 31, 2023 – 49%).
Retail standardized portfolio
The retail standardized portfolio of $124 billion as at January 31, 2024 (October 31, 2023 – $125 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean.

Of the total retail standardized exposures, $64 billion (October 31, 2023 – $65 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value
ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.
The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at January 31, 2024, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $61 million (October 31, 2023 – $63 million; January 31, 2023 – $59 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars.
A similar change in the Canadian dollar as at January 31, 2024, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $345 million (October 31, 2023 – $356 million; January 31, 2023 – $316 million), net of hedging.
Non-trading
equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 7.
Trading portfolio risk management
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In conjunction with the Bank’s implementation of the Fundamental Review of the Trading Book (FRTB) in Q1 2024, additional portfolios have been included in the VaR calculation. Prior periods have been restated to reflect this change. The table below shows the Bank’s VaR by risk factor:

	For the three months ended			As at
	January 31, 2024			January 31	October 31	January 31
($ millions)	Average	High	Low	2024	2023	2023
Credit spread plus interest rate	$14.9	$21.4	$11.1	$19.3	$13.7	$12.7
Credit spread	8.5	11.6	6.4	9.6	8.1	6.1
Interest rate	10.2	13.7	7.8	7.8	15.2	12.2
Equities	5.8	10.1	4.1	4.8	4.9	4.7
Foreign exchange	4.1	7.1	2.3	5.2	3.0	4.9
Commodities	3.5	4.6	2.3	3.4	2.9	6.5
Debt specific	3.9	4.8	3.6	4.0	3.7	3.0
Diversification effect	(15.2)	n/a	n/a	(18.2)	(10.9)	(17.7)
Total VaR	$17.0	$22.7	$13.7	$18.5	$17.3	$14.1
(b) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.
The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value (1) Gains/(Losses)			Cumulative change in fair value (2) Gains/(Losses)
	As at			For the three months ended				As at
($ millions)	January 31 2024	October 31 2023	January 31 2023	January 31 2024	October 31 2023	January 31 2023	January 31 2024	October 31 2023	January 31 2023
Liabilities
Senior note liabilities (3)	$32,074	$26,779	$26,583	$(4,254)	$4,088	$(3,524)	$4,401	$8,655	$4,369
(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(3)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

Scotiabank First Quarter Report
2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Changes in fair value for the three months period attributable to changes in own credit risk recorded in other comprehensive income Gains/(Losses)	Cumulative changes in fair value attributable to changes in own credit risk (1) Gains/(Losses)
As at January 31, 2024	$36,475	$32,074	$4,401	$(411)	$(520)
As at October 31, 2023	$35,434	$26,779	$8,655	$(61)	$(109)
As at January 31, 2023	$30,952	$26,583	$4,369	$(1,090)	$139
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 7 of the Bank’s audited consolidated financial statements in the 2023 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	January 31, 2024 (1)		October 31, 2023 (1)
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$67,249	$67,249	$90,312	$90,312
Trading assets	126,387	126,387	117,868	117,868
Securities purchased under resale agreements and securities borrowed	199,061	199,061	199,325	199,325
Derivative financial instruments	39,611	39,611	51,340	51,340
Investment securities – FVOCI and FVTPL	106,153	106,153	86,253	86,253
Investment securities – amortized cost	32,906	34,106	29,816	31,984
Loans	733,784	743,892	736,366	750,911
Customers’ liability under acceptances	15,998	15,998	18,628	18,628
Other financial assets	23,879	23,879	26,614	26,614
Liabilities:
Deposits	932,140	939,773	942,112	952,333
Financial instruments designated at fair value through profit or loss	32,074	32,074	26,779	26,779
Acceptances	16,094	16,094	18,718	18,718
Obligations related to securities sold short	43,621	43,621	36,403	36,403
Derivative financial instruments	47,134	47,134	58,660	58,660
Obligations related to securities sold under repurchase agreements and securities lent	162,115	162,115	160,007	160,007
Subordinated debentures	7,896	7,984	9,358	9,693
Other financial liabilities	46,496	47,910	49,363	51,302
(1)
The amounts for the period ended
January
 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4.

(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	January 31, 2024				October 31, 2023
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$807	$–	$807	$–	$937	$–	$937
Trading assets
Loans	–	7,640	–	7,640	–	7,540	4	7,544
Canadian federal government and government guaranteed debt	13,847	3,471	–	17,318	13,766	3,603	–	17,369
Canadian provincial and municipal debt	6,423	2,898	–	9,321	5,299	4,154	–	9,453
U.S. treasury and other U.S. agencies’ debt	10,458	–	–	10,458	11,218	–	–	11,218
Other foreign governments’ debt	1,437	11,385	–	12,822	19	10,626	–	10,645
Corporate and other debt	2,957	9,877	–	12,834	3,431	7,748	–	11,179
Equity securities	53,957	149	5	54,111	47,665	67	16	47,748
Other	–	1,883	–	1,883	–	2,712	–	2,712
	$89,079	$37,303	$5	$126,387	$81,398	$36,450	$20	$117,868
Investment securities (2)
Canadian federal government and government guaranteed debt	$8,255	$8,279	$–	$16,534	$7,674	$4,713	$–	$12,387
Canadian provincial and municipal debt	8,141	4,987	–	13,128	3,695	3,451	–	7,146
U.S. treasury and other U.S. agencies’ debt	34,628	5,272	–	39,900	25,058	3,640	–	28,698
Other foreign governments’ debt	3,293	26,355	–	29,648	2,527	28,891	–	31,418
Corporate and other debt	315	2,445	41	2,801	–	2,512	40	2,552
Equity securities	2,034	317	1,791	4,142	2,010	333	1,709	4,052
	$56,666	$47,655	$1,832	$106,153	$40,964	$43,540	$1,749	$86,253
Derivative financial instruments
Interest rate contracts	$–	$11,844	$6	$11,850	$–	$15,942	$–	$15,942
Foreign exchange and gold contracts	–	21,889	–	21,889	–	29,465	2	29,467
Equity contracts	271	2,778	24	3,073	54	3,066	27	3,147
Credit contracts	–	256	2	258	–	342	2	344
Commodity contracts	–	2,532	9	2,541	–	2,430	10	2,440
	$271	$39,299	$41	$39,611	$54	$51,245	$41	$51,340
Liabilities:
Deposits (3)	$–	$69	$–	$69	$–	$(95)	$–	$(95)
Financial liabilities designated at fair value through profit or loss	–	32,074	–	32,074	–	26,779	–	26,779
Obligations related to securities sold short	34,957	8,664	–	43,621	29,921	6,482	–	36,403

Derivative financial instruments
Interest rate contracts	–	19,072	–	19,072	–	25,079	2	25,081
Foreign exchange and gold contracts	–	21,617	–	21,617	–	28,013	–	28,013
Equity contracts	325	3,448	12	3,785	135	3,106	17	3,258
Credit contracts	–	25	1	26	–	27	1	28
Commodity contracts	–	2,628	6	2,634	–	2,274	6	2,280
	$325	$46,790	$19	$47,134	$135	$58,499	$26	$58,660
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $34,106 (October 31, 2023 – $31,984).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.
Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at January 31, 2024, in the fair value hierarchy comprised of loans, corporate bonds, equity securities and complex derivatives.
The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended Janua ry
 31, 2
02
4.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at January 31, 2024
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets
Loans	$4	$–	$–	$–	$–	$(4)	$–	$–
Equity securities	16	–	–	2	(14)	1	5	–
	20	–	–	2	(14)	(3)	5	–
Investment securities
Corporate and other debt	40	(2)	3	–	–	–	41	(2)
Equity securities	1,709	3	75	73	(74)	5	1,791	3
	1,749	1	78	73	(74)	5	1,832	1
Derivative financial instruments – assets
Interest rate contracts	–	–	–	–	–	6	6	–
Foreign exchange and gold contracts	2	–	–	–	–	(2)	–	–
Equity contracts	27	(1)	–	3	–	(5)	24	(1	) (2)
Credit contracts	2	1	–	–	(1)	–	2	1
Commodity contracts	10	(1)	–	–	–	–	9	(1)

Derivative financial instruments – liabilities
Interest rate contracts	(2)	–	–	–	–	2	–	–
Equity contracts	(17)	(1)	–	1	–	5	(12)	(1	) (2)
Credit contracts	(1)	1	–	–	(1)	–	(1)	1
Commodity contracts	(6)	–	–	–	–	–	(6)	–
	15	(1)	–	4	(2)	6	22	(1)

Total	$1,784	$–	$78	$79	$(90)	$8	$1,859	$–
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended October 31, 2023.

	As at October 31, 2023
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$1	$–	$–	$1	$–	$18	$20
Investment securities	1,807	(11)	3	84	(29)	(105)	1,749
Derivative financial instruments	18	(6)	–	2	–	1	15
Obligations related to securities sold short	(1)	–	–	–	1	–	–
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended January 31, 2024:

•	Trading assets of $851 million, investment securities of $ 2,582 million and obligations related to securities sold short of $94 million were transferred out of Level 2 into Level 1.

•	Trading assets of $2,356 million, investment securities of $3,924 million and obligations related to securities sold short of $783 million were transferred out of Level 1 into Level 2.

Scotiabank First Quarter Report 2024

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

During the three months ended October 31, 2023:

•	Trading assets of $1,937 million, investment securities of $2,034 million and obligations related to securities sold short of $149 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,184 million, investment securities of $647 million and obligations related to securities sold short of $ 279 million were transferred out of Level 1 into Level 2.
There were no
significant transfers into and out of Level 3 during the three months ended January 31, 2024.
During the three months ended October 31, 2023, Investments in equity securities
of
$108
million were transferred out of Level 3 into Level 2. Transfers were a result of the change in the observability of the price used for valuing the securities.

Level 3 sensitivity
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2023 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

20.	Corporate income taxes
Tax Assessments
The Bank received reassessments totaling $1,555 million
(October 31, 2023 – $1,555 million)
of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2018 taxation years. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed a Notice of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 taxation year. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018 taxation year totaling $2 million of tax and interest.
A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014-2018 taxation years totaling $551 million
(October 31, 2023 – $551 million)
of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2018 taxation years.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.
Canadian Federal Tax Measures
On November 30, 2023, the Federal Government introduced Bill C-59, the Fall Economic Statement Implementation Act, 2023 (Bill C-59) in the House of Commons. Bill C-59 includes legislation on equity repurchases by publicly listed companies, partnerships
and
trusts, amendments to the General Anti-Avoidance Rule (GAAR), revisions to the excessive interest and financing expenses limitation (EIFEL) rules, and the denial of the dividend received deduction for financial institutions on Canadian shares that are mark-to-market property.
Global Minimum Tax
The Organisation for Economic Co-operation and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises pay a minimum effective tax of
15% in each jurisdiction they operate. OECD member countries are in the process of developing domestic tax legislation to implement the rules.
On May 23, 2023, the IASB issued amendments to IAS 12
Income Taxes
introducing a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two Global Minimum Tax (GMT) rules.

The Bank has applied the deferred tax exception and continues to monitor the progress of relevant legislation globally. Effective November 1, 2023 for the Bank, disclosures related to Pillar Two exposures are required for current taxes related to effective rules and impacts from enacted legislation not yet in effect. The Bank is assessing the impact of presently enacted or substantively enacted legislation in applicable jurisdictions, which is not yet reasonably estimable. Based on our current assessment, there are a limited number of jurisdictions where the transitional safe harbour does not apply. For the jurisdictions that the Bank cannot rely on the transitional safe harbour, the Bank is working on detailed calculations in accordance with the GMT rules. For Canada, it is anticipated that the GMT rules, once enacted, will be applicable to the Bank commencing fiscal 2025.

Scotiabank First Quarter Report 2024

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2024
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3, 2024	January 29, 2024
April 2, 2024	April 26, 2024
July 3, 2024	July 29, 2024
October 2, 2024	October 29, 2024
Annual Meeting
The Annual Meeting for fiscal year 2023 will be held on April 9, 2024 beginning at 9:00 a.m. (Eastern) in Toronto, Ontario, Canada. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on February 27, 2024, at 7:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-641-6104,
or toll-free at
1-800-952-5114
using ID 6210869# (please call shortly before 7:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 27, 2024, to March 27, 2024, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 5144598#.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Telephone: (416) 775-0798
E-mail: investor.relations@scotiabank.com
Global Communications:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail: corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:
1-877-982-8767
E-mail: service@computershare.com

Scotiabank First Quarter Report 2024

SHAREHOLDER INFORMATION

Co-Transfer
Agent (USA)
Computershare Trust Company, N.A.
Telephone:
1-781-575-2000
E-mail: service@computershare.com
Street Courier/Address:
C/O: Shareholder Services
150 Royall Street
Canton, MA, USA 02021
Mailing Address:
PO Box 43078, Providence, RI, USA 02940-3078
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
40 Temperance Street
Toronto, Ontario, Canada M5H 0B4
Telephone: (416)
866-3672
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank First Quarter Report 2024

The Bank of Nova Scotia is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada.